TAKE TWO INTERACTIVE

P.E.
10/31/03

MAY 28 2004

ARLS

Take-Two Interactive Software, Inc.

2003 Annual Report


TAKE TWO INTERACTIVE
GATHERING
GLOBAL STAR SOFTWARE
JACK OF ALL GAMES

Take-Two's diverse business is centered around video game publishing, supported by strong internal development resources and innovative marketing techniques. The Company also has powerful distribution capabilities to secure the necessary retail shelf space for its products and to capitalize on the proliferation of software titles and expansion of retail locations that offer these products. Take-Two publishes and develops products through its wholly owned publishing labels: **Rockstar Games**, **Gathering**, and **Global Star Software**, and distributes products in North America through its **Jack of All Games** subsidiary. Take-Two also manufactures and markets video game and electronic peripherals and accessories in Europe, North America and the Asia Pacific region through its **Joytech** subsidiary.

Financial Highlights

(In thousands, except per share data)

Statement of Operations Data:	2003	2002 (Restated)	2001 (Restated)	2000 (Restated)	1999 (Restated)
				Fiscal Years Ended October 31	
Net sales	$1,033,693	$794,676	$451,396	$358,918	$303,715
Income from operations	163,011	122,705	28,377	30,250	26,627
Income (loss) before cumulative effect of change in accounting principle	98,118	71,563	(1,674)	4,555	15,871
Net income (loss)	98,118	71,563	(6,918)	4,555	15,871
Net income (loss) per share					
Basic	$ 2.34	$ 1.88	$ (0.20)	$ 0.17	$ 0.77
Diluted	2.27	1.81	(0.20)	0.16	0.74

As of October 31

Balance Sheet Data:	2003	2002 (Restated)	2001 (Restated)	2000 (Restated)	1999 (Restated)
Cash and cash equivalents	$183,477	$ 108,369	$ 6,056	$ 5,245	$ 10,374
Working capital	348,155	196,555	91,794	65,663	40,743
Total assets	707,298	491,440	354,305	326,173	231,016
Total debt	—	—	54,073	96,873	56,137
Total liabilities	173,806	135,896	135,140	158,538	146,609
Stockholders' equity.	533,492	355,544	219,165	167,634	84,407



$304
$359
$451
$795
$1,034
'99 '00 '01 '02 '03

Net Sales
(Dollars in millions)



$16
$5
$(7)
$72
$98
'99 '00 '01 '02 '03

Net Income (Loss)
(Dollars in millions)



$0.74
$0.16
$(0.20)
$1.81
$2.27
'99 '00 '01 '02 '03

EPS
(Diluted)



Letter to Shareholders:

Take-Two Interactive Software marked its tenth year of operations in 2003. In this relatively short period of time, Take-Two has become one of the top publishers and distributors of interactive entertainment products. Concurrently, the industry has grown significantly as video games have become a top form of entertainment and a lifestyle choice for millions of people around the globe.

Rockstar Games

Rockstar Games, Take-Two's world-renowned publishing label, developed the blockbuster *Grand Theft Auto*, *Midnight Club* and *Max Payne* franchises. Recognized for outstanding game play, unique game style and witty humor, Rockstar titles are among the most anticipated in the interactive entertainment industry. Rockstar operates from New York City with a family of development studios in North America and Europe.

In our publishing business, we've achieved success by developing games based primarily on our proprietary brand franchises, as well as selective licensed properties. Take-Two's premier publishing label, Rockstar Games, has forged a unique niche with its titles, which utilize sophisticated game play, humor, and immersion into environments that are unmatched in any other entertainment medium. The world-renowned reputation of Rockstar Games and the success of their blockbuster *Grand Theft Auto* franchise is the hallmark for Take-Two.

Our Jack of All Games distribution division has built a business that directly benefits from the expansion of the video game industry and the need for other publishers to effectively distribute their products. When Jack was founded, selling video games was considered a specialty business, but today retailers of nearly every size want to participate in this expanding industry. Jack is the most comprehensive, one-stop source for North American retailers who want to be in the interactive entertainment business.



As a result of these factors, Take-Two is in the strongest financial and operational position in its history. For fiscal 2003, Take-Two's revenues exceeded $1 billion, with net income of $98 million – a nearly 40 percent increase over fiscal 2002. The Company ended the fiscal year with $183 million in cash, a compelling achievement, resulting from the tireless efforts of Take-Two's global workforce. From our 500-plus development team to our employees working to fulfill customer orders at our distribution facilities, Take-Two generated revenues of about $900,000 per employee in 2003.

Take-Two's distinctive strength lies in our ability to create outstanding products that set – and then exceed – industry standards. Rockstar's 2002 holiday release of *Grand Theft Auto: Vice City* is still the measure by which all other games are judged. Based on a comparison of available industry estimates – March 2004 NPD Funworld data for domestic video games sales estimates and March 2004 *Variety* estimates for gross domestic box office proceeds – *Grand Theft Auto: Vice City* would rank as the 22nd top grossing movie of all time, with *Grand Theft Auto III* ranking 27th on this list. *Grand Theft Auto: Vice City* and *Grand Theft Auto III* have sold more than 22 million copies globally, with sales of over 30 million units for the entire *Grand Theft Auto* franchise. Rockstar recently announced the next addition to the *Grand Theft Auto* dynasty, *Grand Theft Auto: San Andreas*, scheduled for an October 2004 launch.

Gathering

GATHERING

Gathering publishes premium and mid-priced products on PC, console and handheld platforms. Gathering's critically acclaimed franchises include *Mafia*, *Railroad Tycoon*, *Hidden & Dangerous*, *Tropico* and *Stronghold*. Based in New York City, Gathering works with internally owned development studios as well as top independent development studios worldwide.



While the success of the *Grand Theft Auto* franchise is extremely rewarding, creating a blockbuster of this magnitude also affords Take-Two an invaluable base of knowledge and expertise. During fiscal 2003, Take-Two took significant steps to share and leverage internal resources and experiences to create a more integrated and seamless publishing operation. Our Rockstar Games, Gathering and Global Star Software publishing labels have been streamlined to tap Rockstar's knowledge, attention to detail and ability to recognize what makes games compelling.

Rockstar's unique market position is complemented by Gathering's focus on publishing premium and mid-priced products on PC, console and handheld platforms. We firmly believe demand for our premium priced games such as *Grand Theft Auto, Max Payne, Midnight Club, Manhunt,* and *Mafia* will continue to grow as the installed base of video game platforms increases – creating more consumers for our products.

Additionally, with gradual reductions in hardware pricing and the resulting increased penetration of video game platforms, there is a much greater opportunity to attract a more diverse and, at times, price conscious gamer. Jack of All Games' success in distributing budget-priced titles has proven that the value segment of the software market is a desirable long-term business. Accordingly, our Global Star label is publishing games that combine value pricing with compelling game play and is distributing these titles exclusively through Jack of All Games,

Global Star

Global Star Software publishes value-priced entertainment software across all platforms. Core Global Star franchises include the hit *Outlaw* sports series (under license from MTV); the *Tycoon* franchise, including *School Tycoon, Airport Tycoon 3* and *Mall Tycoon 2*; *Motocross Mania*; and *Army Men*. In addition to original content, Global Star manages the jewel case and value compilation business for all Take-Two PC products.


L A P D

further reinforcing Jack's leadership position in the value segment of the business.

On a personal note, I am extremely honored that the Board of Directors has asked me to serve as Chairman and Interim Chief Executive Officer. There have been a number of other executive changes this year, notably the decision by our founder, Ryan Brant, to relinquish his role as Chairman in order to concentrate on our publishing business, the return of Paul Eibeler as President, and the appointment of company veteran Gary Lewis as Global Chief Operating Officer. These changes demonstrate the pool of management talent we have to draw upon.

Fiscal 2003 was an exceptional year for Take-Two. Our success has afforded Take-Two the opportunity to attract and retain some of the best creative talent in the industry and to be opportunistic, responding to market trends and refining our operations to maximize profitability. We believe there is tremendous opportunity for Take-Two in 2004 and beyond.

Thank you for your interest in our company and your continued support.

Richard W. Roedel

Chairman of the Board and
Interim Chief Executive Officer

Jack of All Games

Jack of All Games is the largest distributor of video game software, hardware and accessories in North America. Jack distributes all Take-Two published products, as well as front line products from all major publishers. They have capitalized on the growing installed base of hardware and proliferation of software titles and outlets to purchase software, by emphasizing sales of both exclusive and non-exclusive mid and budget-priced software to their expanding customer base.

Take-Two is headquartered in New York City, with its international headquarters based in Windsor (England). The Company has development studios in Edinburgh, San Diego, Vancouver, Toronto, Vienna, Leeds (England), Fenton (Missouri), Bellevue (Washington) and San Francisco; product development and testing in Lincoln (England), San Francisco,



Edinburgh
Leeds
Windsor
Lincoln
London
Vancouver
Bellevue
San Francisco
Toronto
New York City
Westlake Village
San Diego
Cincinnati
Madrid
Austin
Paris
Fenton
MAFIA

Westlake Village (California), New York City and Austin; electronic peripheral and accessory manufacturing in Hong Kong; and sales and marketing offices in Cincinnati, New York City, Toronto, London, Windsor (England), Paris, Munich, Madrid, Milan, Sydney, Breda (Netherlands) and Auckland.



Breda
Munich
Vienna
Milan
Hong Kong
Sydney
Auckland
grand theft auto III
MAX PAYNE 2
THE FALL OF MAX PAYNE
grand theft auto San Andreas
grand theft auto

TAKE-TWO INTERACTIVE SOFTWARE, INC.

"For fiscal 2003, Take-Two's revenues exceeded $1 billion, with net income of $98 million"



Financial Contents

Selected Financial Data

Our consolidated financial information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements (including the notes thereto) contained elsewhere in this report.

We restated our previously issued financial statements for the fiscal years ended October 31, 1999, 2000, 2001 and 2002, the interim quarters of 2002 and the first three quarters of 2003 to reflect our revised revenue recognition policy. Under this policy, we recognize as a reduction of net sales a reserve for estimated future price concessions in the period in which the sale is recorded. Measurement of the reserve is based on, among other factors, an historical analysis of price concessions, an assessment of field inventory levels and sell-through for each product, current industry conditions and other factors affecting the estimated timing and amount of concessions management believes will be granted. We previously recognized price concession reserves in the period in which we communicated the price concessions to our customers. We also restated our financial statements for the fiscal years ended October 31, 2000 and 2001 to increase our provision for returns at October 31, 2000 by approximately $4.9 million for certain sales transactions primarily to retail customers in fiscal 2000, and to reflect the fiscal 2001 returns as a reduction of the revised October 31, 2000 reserve for returns rather than the previously reported reduction of sales in fiscal 2001. Additionally, fiscal 2000 and 2001 revenues were restated for approximately $0.2 million to adjust for sales cut-off transactions at the end of fiscal 2000. See Notes 2 and 19 to Consolidated Financial Statements for details relating to the restatement.

(In thousands, except per share data)

	Years Ended October 31				
Statement of Operations Data:	**2003**	2002 (Restated)	2001(1) (Restated)	2000 (Restated)	1999 (Restated)
Net sales	$1,033,693	$794,676	$451,396	$358,918	$303,715
Income from operations	163,011	122,705	28,377	30,250	26,627
Income (loss) before cumulative effect of change in accounting principle	98,118	71,563	(1,674)	4,555	15,871
Net income (loss)	98,118	71,563	(6,918)	4,555	15,871
Net income (loss) per share					
Basic	$ 2.34	$ 1.88	$ (0.20)	$ 0.17	$ 0.77
Diluted	2.27	1.81	(0.20)	0.16	0.74

	As of October 31				
Balance Sheet Data:	**2003**	2002 (Restated)	2001 (Restated)	2000 (Restated)	1999 (Restated)
Cash and cash equivalents	$ 183,477	$108,369	$ 6,056	$ 5,245	$ 10,374
Working capital	348,155	196,555	91,794	65,663	40,743
Total assets	707,298	491,440	354,305	326,173	231,016
Total debt	—	—	54,073	96,873	56,137
Total liabilities	173,806	135,896	135,140	158,538	146,609
Stockholders' equity	533,492	355,544	219,165	167,634	84,407

(1) Includes approximately $23.8 million of net sales, $8.7 million of income from operations and $5.2 million of income included in loss before cumulative effect of change in accounting principle, representing the effect of the adoption of Staff Accounting Bulletin 101, "Revenue Recognition" (SAB 101) in the first quarter of fiscal 2001. There was no impact on net loss.

As required by Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment to FASB Statement No. 13, and Technical Corrections," the $1,948 net loss on extinguishment of debt for the year ended October 31, 2001, previously classified as an extraordinary item, has been reclassified as follows: $3,165 of loss on extinguishment to non-operating expenses (included within loss before cumulative effect of change in accounting principle) and $1,217 of tax benefit to benefit for income taxes in the above table.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollars in thousands, except per share amounts)

Restatement of Historical Financial Statements

We restated our previously issued financial statements for the fiscal years ended October 31, 1999, 2000, 2001 and 2002, the interim quarters of 2002 and the first three quarters of 2003 to reflect our revised revenue recognition policy. Under this policy, we recognize as a reduction of net sales a reserve for estimated future price concessions in the period in which the sale is recorded. Measurement of the reserve is based on, among other factors, an historical analysis of price concessions, an assessment of field inventory levels and sell-through for each product, current industry conditions and other factors affecting the estimated timing and amount of concessions management believes will be granted. We previously recognized price concession reserves in the period in which we communicated the price concessions to our customers. We also restated our financial statements for the fiscal years ended October 31, 2000 and 2001 to increase our provision for returns at October 31, 2000 by approximately $4.9 million for certain sales transactions primarily to retail customers in fiscal 2000, and to reflect the fiscal 2001 returns as a reduction of the revised October 31, 2000 reserve for returns rather than the previously reported reduction of sales in fiscal 2001. Additionally, fiscal 2000 and 2001 revenues were restated for approximately $0.2 million to adjust for sales cut-off transactions at the end of fiscal 2000. See Notes 2 and 19 to Consolidated Financial Statements for details relating to the restatement.

Our 2002 financial statements have been restated as follows:

	Year Ended October 31, 2002	
Statement of Operations Data:	As Reported	As Restated
Net sales	$793,976	$794,676
Product costs	$410,118	$411,518
Royalties	$ 80,774	$ 80,442
Cost of sales	$499,016	$500,084
Gross profit	$294,960	$294,592
Depreciation and amortization	$ 11,187	$ 10,829
Income from operations	$122,715	$122,705
Income before provision for income taxes	$120,948	$120,938
Provision for income taxes	$ 49,383	$ 49,375
Net income	$ 71,565	$ 71,563
Basic net income per share	$ 1.88	$ 1.88
Diluted net income per share	$ 1.81	$ 1.81

	As of October 31, 2002	
Balance Sheet Data:	As Reported	As Restated
Accounts receivable, net	$107,188	$105,576
Prepaid royalties, current	$ 13,723	$ 14,215
Deferred tax asset	$ 5,392	$ 6,245
Total current assets	$328,632	$328,365
Total assets	$491,707	$491,440
Accrued expenses and other current liabilities	$ 49,821	$ 50,698
Income taxes payable	$ 1,603	$ 1,357
Total current liabilities	$131,179	$131,810
Retained earnings	$ 87,804	$ 86,906
Total liabilities and stockholders' equity	$491,707	$491,440

All applicable amounts relating to the aforementioned restatements have been reflected in these consolidated financial statements and notes thereto.

Our Consolidated Statement of Operations for the year ended October 31, 2001 has been restated as follows:

	Year Ended October 31, 2001	
Statement of Operations Data:	As Reported	As Restated
Net sales	$448,801	$451,396
Product costs	$283,522	$282,279
Royalties	$ 18,573	$ 19,875
Cost of sales	$306,264	$306,323
Gross profit	$142,537	$145,073
Income from operations	$ 25,841	$ 28,377
Loss before benefit for income taxes and cumulative change in accounting principle*	$ (6,660)	$ (4,124)
Benefit for income taxes*	$ (3,417)	$ (2,450)
Net loss before cumulative change in accounting principle	$ (3,243)	$ (1,674)
Cumulative change in accounting principle	$ (5,337)	$ (5,244)
Net loss	$ (8,580)	$ (6,918)
Basic net loss per share	$ (0.25)	$ (0.20)
Diluted net loss per share	$ (0.25)	$ (0.20)

* As required by Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment to FASB Statement No. 13, and Technical Corrections", the $1,948 net loss on extinguishment of debt for the year ended October 31, 2001, previously classified as an extraordinary item, has been reclassified in the As Reported column as follows: $3,165 of loss on extinguishment to non-operating expenses and $1,217 of tax benefit to benefit for income taxes in the above table.

Overview

We are a leading global publisher of interactive software games designed for personal computers, video game consoles and handheld platforms manufactured by Sony, Microsoft and Nintendo. We also distribute our products as well as third-party products, hardware and accessories to retail outlets in North America through our Jack of All Games subsidiary, and we have sales, marketing and publishing operations in the United Kingdom, France, Germany, Holland, Austria, Italy, Australia, New Zealand and Canada.

Our principal sources of revenue are derived from publishing and distribution operations. Publishing revenues are derived from the sale of internally developed software titles or software titles licensed from third parties. Operating margins in our publishing business are dependent upon our ability to continually release new, commercially successful products. We develop most of our front-line products internally, and we own all of our major intellectual properties, which we believe permits us to maximize profitability.

Our distribution revenues are derived from the sale of third-party software titles, accessories and hardware. Operating margins in our distribution business are dependent on the mix of software and hardware sales, with software generating higher margins than hardware. Publishing activities generate significantly higher margins than distribution activities, with sales of PC software titles resulting in higher margins than sales of products designed for video game consoles.

We have pursued a growth strategy by capitalizing on the widespread market acceptance of video game consoles and the growing popularity of innovative gaming experiences that appeal to more mature audiences. We have established a portfolio of successful proprietary software content, including our premier brands: *Grand Theft Auto, Max Payne* and *Midnight Club*, for the major hardware platforms. We expect to continue to be the leader in the mature, action product category by leveraging our existing franchises and developing new brands, such as *Manhunt*.

We currently anticipate that the release of new brands in fiscal 2004, including *The Warriors* and *Red Dead Revolver*, along with the launch of the next installment of *Grand Theft Auto*, will generate significant cash flow from our publishing business. We also believe that we will be able to continue to grow our distribution business through a combination of our retail relationships and our value product offerings.

Historically, each generation of video game consoles and handheld platforms experiences a gradual decrease in retail pricing over the life of the system, with retail pricing for software titles following a similar trend. The PlayStation 2 and Xbox were introduced several years ago, and have been reduced in price since their launch, with additional price reductions anticipated to occur in 2004. Reduced pricing for our titles could result in lower margins for our published products and reduced growth rates in our publishing business. However, as retail prices for interactive entertainment hardware and software decline, our distribution business benefits from the wider availability of higher margin, value priced software titles.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses during the reporting periods. The most significant estimates and assumptions relate to the recoverability of prepaid royalties, capitalized software development costs and other intangibles, inventories, realization of deferred income taxes and the adequacy of allowances for returns, price concessions and doubtful accounts. Actual amounts could differ significantly from these estimates.

Revenue Recognition

We recognize revenue upon the transfer of title and risk of loss to our customers. We apply the provisions of Statement of Position 97-2, "Software Revenue Recognition" in conjunction with the applicable provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition." Accordingly, we recognize revenue for software when (1) there is persuasive evidence that an arrangement with our customer exists, which is generally a customer purchase order, (2) the software is delivered, (3) the selling price is fixed or determinable and (4) collection of the customer receivable is deemed probable. Our payment arrangements with customers typically provide net 30- and 60-day terms.

Revenue is recognized after deducting estimated reserves for returns and price concessions. In specific circumstances when we do not have a reliable basis to estimate returns and price concessions or are unable to determine that collection of receivables is probable, we defer the sale until such time as we can reliably estimate any related returns and allowances and determine that collection of the receivables is probable.

Allowances for Returns and Price Concessions

We accept returns and grant price concessions in connection with our publishing arrangements. Following reductions in the price of our products, we grant price concessions to permit customers to take credits against amounts they owe us with respect to merchandise unsold by them. Our customers must satisfy certain conditions to entitle them to return products or receive price concessions, including compliance with applicable payment terms and confirmation of field inventory levels.

Our distribution arrangements with customers do not give them the right to return titles or to cancel firm orders. However, we sometimes accept returns from our distribution customers for stock balancing and make accommodations to customers, which include credits and returns, when demand for specific titles falls below expectations.

We make estimates of future product returns and price concessions related to current period product revenue. We estimate the amount of future returns and price concessions for published titles based upon, among other factors, historical experience, customer inventory levels, analysis of sell-through rates and changes in demand and acceptance of our products by consumers.

Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price concessions in any accounting period. We believe we can make reliable estimates of returns and price concessions. However, actual results may differ from initial estimates as a result of changes in circumstances, market conditions and assumptions. Adjustments to estimates are recorded in the period in which they become known.

Prepaid Royalties

Our agreements with licensors and developers generally provide us with exclusive publishing rights and require us to make advance royalty payments that are recouped against royalties due to the licensor or developer based on product sales. Prepaid royalties are amortized as cost of sales on a title-by-title basis, based on the greater of the proportion of current year sales to total of current and estimated future sales for that title or the contractual royalty rate based on actual net product sales. We continually evaluate the recoverability of prepaid royalties and charge to cost of sales the amount that management determines is probable that will not be recouped at the contractual royalty rate in the period in which such determination is made or if we determine that we will cancel a development project. Prepaid royalties are classified as current and non-current assets based upon estimated net product sales within the next year. See Note 3 to Consolidated Financial Statements.

Capitalized Software Development Costs

We capitalize internal software development costs subsequent to establishing technological feasibility of a title. Capitalized software development costs represent the costs associated with the internal development of our publishing products. Amortization of such costs as a component of cost of sales is recorded on a title-by-title basis, based on the greater of the proportion of current year sales to total of current and estimated future sales for the title or the straight-line method over the remaining estimated useful life of the title. We continually evaluate the recoverability of capitalized software costs and will charge to cost of sales any amounts that are deemed unrecoverable or for projects that we will abandon. See Note 3 to Consolidated Financial Statements.

Income Taxes

Income tax assets and liabilities are determined by taxable jurisdiction. We do not provide taxes on undistributed earnings of our international subsidiaries. The total amount of undistributed earnings of foreign subsidiaries was approximately $60,700 and $41,900 for the years ended October 31, 2003 and 2002, respectively. It is our intention to reinvest undistributed earnings of our foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for foreign withholding taxes or United States income taxes which may become payable if undistributed earnings of foreign subsidiaries are paid as dividends to us. The realization of deferred tax assets depends on whether the Company generates future taxable income of the appropriate type. In addition, we may adopt tax planning strategies to realize these assets. If future taxable income does not materialize or tax planning strategies are not effective, we may be required to record a valuation allowance.

Recently Adopted Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"). The objective of SFAS 143 is to provide accounting guidance for legal obligations associated with the retirement of long-lived assets. The provisions of SFAS 143 are effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 in fiscal 2003 did not have an impact on our financial condition, cash flows and results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment to FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement (in SFAS No. 4) that gains and losses from the extinguishments of debt be aggregated and classified as extraordinary items, net of the related income tax. As a result of the adoption of this pronouncement, the $1,948 net loss on extinguishment of debt for the year ended October 31, 2001 classified as an extraordinary item was reclassified as follows: $3,165 of loss on extinguishment to non-operating expenses and $1,217 of tax benefit to provision for income taxes. The adoption of SFAS 145 in fiscal 2003 did not have any impact on our financial condition, cash flows and results of operations, other than the reclassification referred to above.

In January 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires the recognition of such costs when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 in the first quarter of fiscal 2003 did not have a material impact on our financial condition and results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). SFAS 148 amends the transition provisions of FASB No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation. We do not currently intend to change our accounting to the fair value method. SFAS 148 also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amends APB Opinion No. 28, "Interim Financial Reporting" to require disclosures about such effects in interim financial information. The disclosure provisions of the amendments to FASB 123 were adopted by us in the second quarter of fiscal 2003.

(Dollars in thousands, except per share amounts)

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 expands previously issued accounting guidance and disclosure requirements for certain guarantees and requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 in the first quarter of fiscal 2003 did not have any impact on our financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual return or both. FIN 46 also provides criteria for determining whether an entity is a variable interest entity subject to consolidation. FIN 46 requires immediate consolidation of variable interest entities created after January 31, 2003. For variable interest entities created prior to February 1, 2003, consolidation is required on July 1, 2003. The adoption of FIN 46 in the third quarter of fiscal 2003 did not have a material impact on our financial condition or results of operations (see Note 4 to Consolidated Financial Statements).

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In general, SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have any impact on our financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with SFAS 150, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003, except for the provisions relating to mandatorily redeemable financial instruments which have been deferred indefinitely. The adoption of SFAS 150 did not have any impact on our financial condition.

Results of Operations

The following table sets forth for the periods indicated the percentage of net sales represented by certain items reflected in our statement of operations, and sets forth net sales by territory, sales mix, platform and principal products:

	Years Ended October 31,		
Operating data:	**2003**	2002 (Restated)	2001 (Restated)
Net sales	100.0%	100.0%	100.0%
Cost of sales			
Product costs	52.0	51.8	62.5
Royalties	8.6	10.1	4.4
Software development costs	1.1	1.0	0.9
Total cost of sales	61.7	62.9	67.9
Selling and marketing	10.0	9.8	11.7
General and administrative	8.5	9.0	9.9
Research and development	2.4	1.5	1.4
Depreciation and amortization	1.6	1.4	2.8
Interest (income) expense, net	(0.2)	0.1	1.9
Loss on Internet securities	—	—	4.8
Provision (benefit) for income taxes	6.5	6.2	(0.5)
Net income (loss)	9.5	9.0	(1.5)
Net Sales by Territory:			
North America	72.1%	80.0%	76.4%
International	27.9	20.0	23.6
Net Sales Mix:			
Publishing	65.0%	71.5%	54.1%
Distribution	35.0	28.5	45.9
Platform Mix (publishing):			
Console	81.2%	83.9%	57.6%
PC	17.2	14.3	35.6
Accessories and handheld	1.6	1.8	6.8
Principal Products:			
Grand Theft Auto: Vice City, PS2 (released October–November 2002)	33.6%	7.5%	—%
Grand Theft Auto: Vice City, PC (released May 2003)	2.6	—	—
Grand Theft Auto 3, PS2 (released October 2001)	2.4	29.8	7.3
Grand Theft Auto 3, PC (released May 2002)	0.4	3.1	—
Max Payne, PS2 (released December 2001)	0.9	6.6	—
Max Payne, Xbox (released December 2001)	0.2	3.0	—
Max Payne, PC (released July 2001)	—	0.4	5.1
State of Emergency, PS2 (released February 2002)	—	4.4	—
Midnight Club 2, PS2 (released April 2003)	4.1	—	—
Midnight Club, PS2 (released October 2000)	0.7	1.1	4.1
Smuggler's Run, PS2 (released October 2000)	—	0.3	3.0
Ten largest titles	50.5%	59.5%	30.8%

Business Acquisitions

During fiscal 2003, we acquired the assets of Frog City, Inc. ("Frog City"), the developer of *Tropico 2: Pirate Cove*, and all of the outstanding membership interests of Cat Daddy Games LLC ("Cat Daddy"), another development studio. The total purchase price for both studios consisted of $757 in cash and $319 of prepaid royalties previously advanced to Frog City. We also agreed to make additional payments of up to $2,500 to the former owners of Cat Daddy, based on a percentage of Cat Daddy's profits for the first three years after acquisition, which will be recorded as compensation expense if the targets are met. In connection with the acquisitions, we recorded goodwill of $1,267 and net liabilities of $191.

In November 2002, we acquired all of the outstanding capital stock of Angel Studios, Inc. ("Angel"), the developer of the *Midnight Club* and *Smuggler's Run* franchises. The purchase price consisted of 235,679 shares of restricted common stock (valued at $6,557), $28,512 in cash and $5,931 (net of $801 of royalties payable to Angel) of prepaid royalties previously advanced to Angel. In connection with the acquisition, we recorded identifiable intangibles of $4,720 (comprised of intellectual property of $2,810, technology of $1,600 and non-competition agreements of $310), goodwill of $37,425 and net liabilities of $1,145.

In August 2002, we acquired all of the outstanding capital stock of Barking Dog Studios Ltd. ("Barking Dog"), a Canadian-based development studio. The purchase price consisted of 242,450 shares of restricted common stock (valued at $3,801), $3,000 in cash, $825 of prepaid royalties previously advanced to Barking Dog and assumed net liabilities of $70. In connection with the acquisition, we recorded identifiable intangibles of $2,200, comprised of non-competition agreements of $2,000 and intellectual property of $200, and goodwill of $6,372.

In November 2000, we acquired all of the capital stock of VLM Entertainment Group Inc. ("VLM"), a third-party video game distributor, for $2,000 in cash and 875,000 shares of common stock (valued at $8,039). VLM accounted for 14.5% of our distribution net sales in fiscal 2001.

The acquisitions have been accounted for as purchase transactions and, accordingly, the results of operations and financial position of the acquired businesses are included in our consolidated financial statements from the respective dates of acquisition.

In December 2003, we acquired all of the outstanding capital stock and paid certain liabilities of TDK Mediactive, Inc. ("TDK"). The purchase price of approximately $14,276 consisted of $17,116 in cash and issuance of 163,641 restricted shares of our common stock (valued at $5,160), reduced by approximately $8,000 due to TDK under a distribution agreement. We are in the process of completing the purchase price allocation. TDK's results will be included in our operating results beginning in the first quarter of fiscal 2004.

Fiscal Years Ended October 31, 2003 and 2002

Net Sales

	Years ended October 31,					
	2003	%	2002	%	$ Increase	% Inc
Publishing	$ 671,892	65.0	$568,492	71.5	$103,400	18.2
Distribution	361,801	35.0	226,184	28.5	135,617	60.0
Net sales	$1,033,693	100.0	$794,676	100.0	$239,017	30.1

Net Sales. The increase in net sales was attributable to growth in our publishing and distribution operations.

The increase in publishing revenues was primarily attributable to sales of *Grand Theft Auto: Vice City* for PlayStation 2, which was released in October 2002 in North America and in November 2002 internationally and reflected the growth of our publishing operations in Europe. We expect continued growth in our publishing business in fiscal 2004. Publishing revenues in fiscal 2003 and 2002 include licensing revenues of $25,002 and $13,873, respectively.

Products designed for video game console platforms accounted for 81.2% of fiscal 2003 publishing revenues as compared to 83.9% for fiscal 2002. Products designed for PC platforms accounted for 17.2% of fiscal 2003 publishing revenues as compared to 14.3% for fiscal 2002. We anticipate our product mix will remain relatively constant for the foreseeable future but may fluctuate from period to period.

Distribution revenues are derived from the sale of third-party software titles, accessories and hardware. The increase in distribution revenues was primarily attributable to our increasing market share for budget titles in North American retail channels. We expect continued growth in our distribution business in fiscal 2004, and that distribution revenues may increase as a percentage of net sales during this period.

International operations accounted for approximately $288,753, or 27.9% of net sales for fiscal 2003 compared to $159,245, or 20.0% of net sales for fiscal 2002. The increases were primarily attributable to expanded publishing operations in Europe, which benefited from the November 2002 release of *Grand Theft Auto: Vice City* for PlayStation 2, and significantly higher average foreign exchange rates. We expect international sales to continue to account for a significant portion of our revenues.

(Dollars in thousands, except per share amounts)

Cost of Sales

	Years ended October 31,					
	2003	% of Sales	2002	% of Sales	$ Increase	% Inc
Product costs	$537,257	52.0	$411,518	51.8	$125,739	30.6
Royalties	89,294	8.6	80,442	10.1	8,852	11.0
Software development costs	11,003	1.1	8,124	1.0	2,879	35.4
Total cost of sales	$637,554	61.7	$500,084	62.9	$137,470	27.5

Cost of Sales. The increase in product costs is primarily attributable to higher costs associated with our expanded distribution operations. These costs were partly offset by lower product pricing from suppliers and lower manufacturing costs (principally attributable to volume purchase discounts and rebates) and lower cost PC titles. Product costs for fiscal 2003 included a charge of $7,892 relating to the impairment of intangibles related to certain products in development, including *Duke Nukem Forever* and its sequel. The impairment was based on continued product development delays and our assessment of current market acceptance and projected cash flows for these products. Product costs for fiscal 2002 included $3,064 of litigation settlement costs relating to a distribution agreement.

Royalties. The increase in royalties was primarily due to expense under a royalty program based on product sales for certain of our internal development personnel, partly offset by lower royalties payable to third parties and lower write-downs and amortization of prepaid royalties. Our internal royalty program may continue to be a significant expense in future periods.

Software Development Costs. Software development costs increased due to the release of a greater number of internally developed titles during this period resulting in higher amortization in the current period. These software development costs relate to our internally developed titles.

In future periods, cost of sales may be adversely affected by manufacturing and other costs, price competition and by changes in product and sales mix and distribution channels.

Operating Expenses

	Years ended October 31,					
	2003	% of Sales	2002	% of Sales	$ Increase	% Inc
Selling and marketing	$103,015	10.0	$ 77,990	9.8	$25,025	32.1
General and administrative	88,083	8.5	71,544	9.0	16,539	23.1
Research and development	25,107	2.4	11,524	1.5	13,583	117.9
Depreciation and amortization	16,923	1.6	10,829	1.4	6,094	56.3
Total operating expenses	$233,128	22.6	$171,887	21.6	$61,241	35.6

Selling and marketing. The increase in selling and marketing expense was attributable to increased levels of advertising and promotional support for existing and new titles as well as higher personnel expenses and is consistent with the growth of our business.

General and administrative. The general and administrative expense increase in absolute dollars was principally attributable to costs associated with the consolidation of our distribution operations, as well as increased personnel expenses (including bonuses, severance payments and the issuance of restricted stock), higher rent and bad debt expenses. Higher costs were partly offset by lower professional fees, including the reimbursement of $1,100 of legal fees from insurance proceeds in fiscal 2003 relating to costs recorded in the prior year. Fiscal 2002 costs reflected litigation settlement costs of $1,190 relating to a distribution arrangement. The fiscal 2003 net consolidation charge of $2,621 consisted of: lease termination costs, representing the fair value of remaining lease payments, net of estimated sublease rent; disposition of fixed assets, representing the net book value of fixed assets and leasehold improvements; and other exit costs. Bad debt expense increased as a result of customer bankruptcies not covered by insurance during the current year.

Research and development. Research and development costs increased primarily due to the acquisitions of development studios, as well as increased personnel costs. Once software development projects reach technological feasibility, which is relatively early in the development process, a substantial portion of our research and development costs are capitalized and subsequently amortized as cost of goods sold.

Depreciation and amortization. Depreciation and amortization expense increase includes $4,407 related to the impairment of a customer list from a previous acquisition as a result of the consolidation of our distribution operations, higher amortization of intangible assets as a result of acquisitions and higher depreciation related to the implementation of accounting software systems.

Income from Operations. Income from operations increased by $40,306, or 32.8%, to $163,011 for fiscal 2003 from $122,705 for fiscal 2002, due to the changes referred to above.

Interest (Income) Expense, net. Interest income of $2,265 for fiscal 2003 was attributable to interest earned on the invested cash. Interest expense of $480 for fiscal 2002 reflected borrowings from our credit facilities, which were repaid in early fiscal 2002.

Class Action Settlement Costs. During fiscal 2002, we recorded $1,468 of class action settlement costs, which represents a settlement of $7,500 and related legal fees, net of $6,145 of insurance proceeds.

Provision for Income Taxes. Income tax expense was $67,197 for fiscal 2003 as compared to $49,375 for fiscal 2002. The increase was primarily attributable to increased taxable income. The effective tax rate was 40.6% for fiscal 2003, as compared to an effective tax rate of 40.8% for fiscal 2002. The effective income tax rate differs from the statutory rate primarily as a result of non-taxable foreign income, non-deductible expenses, valuation allowances for deferred tax assets and the mix of foreign and domestic taxes as applied to the income. The valuation allowances relate to capital loss and state net operating loss carryforwards.

At October 31, 2003 and October 31, 2002, we had capital loss carryforwards totaling approximately $21,000. The capital loss carryforwards will expire in the periods fiscal 2006 through fiscal 2008. Failure to achieve sufficient levels of taxable income from capital transactions might affect the ultimate realization of the capital loss carryforwards. At October 31, 2002, management had a strategy of selling net appreciated assets of the company, to the extent required to generate sufficient taxable income prior to the expiration of these benefits. At October 31, 2003, based on management's future plans, this strategy was no longer viable, and accordingly a valuation allowance has been recorded for this asset. At October 31, 2003, we had foreign net operating losses of $9,800 expiring between 2005 and 2010, and state net operating losses of $41,700 expiring between 2021 and 2023. Limitations on the utilization of these losses may apply, and accordingly valuation allowances have been recorded for these assets.

Net Income. Net income increased $26,555, or 37.1%, to $98,118 for fiscal 2003 from $71,563 for fiscal 2002, due to the changes referred to above.

Diluted Net Income per Share. Diluted net income per share increased $0.46, or 25.4%, to $2.27 for fiscal 2003 from $1.81 for fiscal 2002. The increase in net income was partly offset by the higher weighted average shares outstanding. The increase in weighted shares outstanding resulted from the issuance of shares underlying stock options and to the acquisitions of the *Max Payne* intellectual property and the development studios.

Fiscal Years Ended October 31, 2002 and 2001

Net Sales

	Years ended October 31,					
	2002	%	2001	%	$ Increase	% Inc
Publishing	$568,492	71.5	$244,071	54.1	$324,421	132.9
Distribution	226,184	28.5	207,325	45.9	18,859	9.1
Net sales	$794,676	100.0	$451,396	100.0	$343,280	76.0

Net Sales. The increase in revenues was primarily attributable to growth in publishing operations. Included in net sales for fiscal 2001 was $23,846 attributable to the adoption of SAB 101. See Note 3 to Consolidated Financial Statements.

The increase in publishing revenues was primarily attributable to the continued strong sales of *Grand Theft Auto 3* for PlayStation 2 and the release of *Grand Theft Auto: Vice City* for the PlayStation 2, *Max Payne* for the PlayStation 2 and Xbox, *State of Emergency* for the PlayStation 2 and *Grand Theft* Auto 3 for the PC. Fiscal 2001 included $17,248 of net sales attributable to the adoption of SAB 101.

Products designed for video game console platforms accounted for 83.9% of fiscal 2002 publishing revenues as compared to 57.6% for fiscal 2001. The increase was primarily attributable to continued sales of *Grand Theft Auto 3* for PlayStation 2 and the release of *Grand Theft Auto: Vice City* for the PlayStation 2, *Max Payne* for PlayStation 2 and Xbox and *State of Emergency* for PlayStation 2. Products designed for the PC accounted for approximately 14.3% of fiscal 2002 publishing net sales as compared to 35.6% for fiscal 2001. The decrease is a result of fewer PC titles released during fiscal 2002.

The increase in distribution revenues was primarily attributable to the commercial introduction of Xbox and GameCube and the continued rollout of PlayStation 2 and the sale of software for these console platforms. Distribution revenue represented 28.5% and 45.9% of net sales for fiscal 2002 and 2001, respectively. Fiscal 2001 included $6,598 attributable to the adoption of SAB 101.

International operations accounted for approximately $159,245, or 20.0% of net sales for fiscal 2002 compared to $106,565, or 23.6% for fiscal 2001. The increase in absolute dollars was primarily attributable to expanded publishing operations in Europe, including the release of *Max Payne* and *State of Emergency* for PlayStation 2, *Grand Theft Auto 3* for the PC and continued sales of *Grand Theft Auto 3* for PlayStation 2.

(Dollars in thousands, except per share amounts)

Cost of Sales

	Years ended October 31,					
	2002	% of Sales	2001	% of Sales	% Increase	% Inc
Product costs	$411,518	51.8	$282,279	62.5	$129,239	45.8
Royalties	80,442	10.1	19,875	4.4	60,567	304.7
Software development costs	8,124	1.0	4,169	0.9	3,955	94.9
Total cost of sales	$500,084	62.9	$306,323	67.9	$193,761	63.3

Cost of Sales. The decrease in product costs as a percentage of net sales was due to the higher proportion of publishing net sales which have lower product costs than distribution net sales, partly offset by the shift in publishing product mix to higher cost console titles from lower- cost PC titles. Fiscal 2002 includes $3,064 of litigation settlement costs relating to a distribution agreement, while fiscal 2001 includes an impairment charge of $3,397 relating to a reduction in the value of certain acquired Internet assets. Product costs in fiscal 2001 included $15,106 related to the adoption of SAB 101.

Royalties. The increase in royalties were due to higher royalty payments and increased amortization of prepaid royalties as a result of increased product sales, principally for *State of Emergency*, *Max Payne*, *Midnight Club* and *Smuggler's Run*. In addition, we wrote off $14,122 of prepaid royalties, principally due to the termination of several projects in 2002. We also implemented a royalty program for certain of our development personnel based on product sales.

Software Development Costs. The increase in software development costs in absolute dollars reflects higher amortization principally related to the *Grand Theft Auto* titles. These software development costs relate to our internally developed titles.

Operating Expenses

	Years ended October 31,					
	2002	% of Sales	2001	% of Sales	$ Increase (Decrease)	% Inc (Dec)
Selling and marketing	$ 77,990	9.8	$ 52,998	11.7	$24,992	47.2
General and administrative	71,544	9.0	44,867	9.9	26,677	59.5
Research and development	11,524	1.5	6,190	1.4	5,334	86.2
Depreciation and amortization	10,829	1.4	12,641	2.8	(1,812)	(14.3)
Total operating expenses	$171,887	21.6	$116,696	25.9	$55,191	47.3

Selling and marketing. The increase in selling and marketing expense was attributable to television and other advertising expenses relating to *Grand Theft Auto 3, Max Payne, Grand Theft Auto: Vice City* and *Conflict Desert Storm* during fiscal 2002.

General and administrative. The increase in general and administrative expense was attributable to increased personnel expenses primarily relating to salaries of additional executive, financial, accounting and information technology personnel and legal and professional fees incurred in connection with legal proceedings and regulatory matters as well as litigation settlement costs relating to a distribution arrangement.

Research and development. The increase in research and development costs was attributable to bonus compensation, increased staffing levels and the acquisition of Barking Dog Studios. Once software development projects reach technological feasibility, which is relatively early in the development process, a substantial portion of our research and development costs are capitalized and subsequently amortized as cost of goods sold.

Depreciation and amortization. The depreciation and amortization expense decrease was due to our adoption of SFAS 142, and was partly offset by increased depreciation related to the implementation of a new accounting software system and amortization related to the *Max Payne* acquisition.

Income from Operations. Income from operations increased by $94,328, or 332.4%, to $122,705 for fiscal 2002 from $28,377 for fiscal 2001, due to the changes referred to above.

Interest (Income) Expense, net. Interest expense decreased by $8,030, or 94.4%, to $480 for fiscal 2002 from $8,510 for fiscal 2001. The decrease was attributable to substantially lower levels of borrowing from our credit facilities and interest income earned on invested cash.

Gain on Sale of Subsidiary. We recorded a non-operating gain of $651 on the sale of our Jack of All Games UK subsidiary during fiscal 2001.

(Gain) Loss on Internet Investments. For fiscal 2002, we recognized a gain of $181 from the sale of marketable securities. During fiscal 2001, we incurred an impairment charge of $21,477 relating primarily to our investments in Gameplay and eUniverse to reflect other- than-temporary declines in the value of these investments.

Class Action Settlement Costs. During fiscal 2002, we recorded $1,468 of class action settlement costs, which represents a settlement of $7,500 and related legal fees, net of $6,145 of insurance proceeds.

Loss on Early Extinguishment of Debt. During fiscal 2001, we incurred a charge of $3,165 upon the early repayment of $15,000 of subordinated indebtedness.

Provision for Income Taxes. We incurred income tax expense of $49,375 for fiscal 2002 as compared to a benefit of $2,450 for fiscal 2001. The increase was primarily attributable to increased taxable income. The difference between the statutory rate and the effective rates of 40.8% and (59.4%) for fiscal 2002 and 2001, respectively, primarily is the result of state and foreign tax rate differentials and non-deductible items, such as amortization of intangibles.

Cumulative Effect of Change in Accounting Principle. In connection with the adoption of SAB 101, we recognized a cumulative effect of $5,244, net of taxes of $3,496, in fiscal 2001.

Net Income. For fiscal 2002, we achieved net income of $71,563, as compared to net loss of $6,918 for fiscal 2001.

Liquidity and Capital Resources

Our primary cash requirements are to fund the development and marketing of our products. We satisfy our working capital requirements primarily through cash flow from operations. At October 31, 2003, we had working capital of $348,155 as compared to working capital of $196,555 at October 31, 2002.

Our cash and cash equivalents increased $75,108 to $183,477 at October 31, 2003, from $108,369 at October 31, 2002. The increase is primarily attributable to $80,628 of cash provided by operating activities and by $44,562 provided by financing activities, partly offset by $45,881 used in investing activities.

Net cash provided by operating activities for fiscal 2003 was $80,628 compared to $144,998 for fiscal 2002 and $27,319 for fiscal 2001. The decrease in fiscal 2003 was primarily attributable to cash used to finance significantly increased levels of accounts receivables and inventories, increases in prepaid expenses and software development costs, partly offset by an increase in net income, higher non-cash adjustments principally relating to the consolidation of our distribution facilities and increased tax benefit from stock options. The increase in cash provided by operating activities in fiscal 2002 was primarily attributable to increased net income and our focus on working capital management in both fiscal 2002 and 2001. The increase in cash provided from operations for fiscal 2002 was also attributable to increases in accounts payable and accrued expenses, partly offset by increased levels of inventories, prepaid expenses and accounts receivable.

Net cash used in investing activities for fiscal 2003 was $45,881 as compared to $18,084 for fiscal 2002 and $13,479 for fiscal 2001. The increase in fiscal 2003 is primarily attributable to higher expenditures for the acquisition of development studios and lower proceeds from sale of investments, partly offset by fewer intangible assets acquisitions. The increase in fiscal 2002 is primarily attributable to the acquisition of the *Max Payne* intangible assets and the Barking Dog development studio and increased expenditures for fixed assets. Net cash used in investing activities for fiscal 2001 related primarily to the purchase of fixed assets and, to a lesser extent, acquisitions.

Net cash provided by financing activities for fiscal 2003 was $44,562 as compared to net cash used in financing activities for fiscal 2002 of $31,988 and $11,790 for fiscal 2001. The increase in fiscal 2003 was primarily attributable to the absence of repayment of indebtedness and higher proceeds from the exercise of stock options. The increase in net cash used in financing activities for fiscal 2002 was primarily attributable to the absence of private placement proceeds in fiscal 2002 and the repayment of indebtedness. Net cash used in fiscal 2001 related primarily to the repayment of indebtedness offset by proceeds from equity offerings and the exercise of stock options and warrants.

In December 1999, we entered into a credit agreement, as amended and restated in August 2002, with a group of lenders led by Bank of America, N.A., as agent. The agreement provides for borrowings of up to $40,000 through the expiration of the line of credit on August 28, 2005. Generally, advances under the line of credit are based on a borrowing formula equal to 75% of eligible accounts receivable plus 35% of eligible inventory. Interest accrues on such advances at the bank's prime rate plus 0.25% to 1.25%, or at LIBOR plus 2.25% to 2.75% depending on our consolidated leverage ratio (as defined). We are required to pay a commitment fee to the bank equal to 0.5% of the unused loan balance. Borrowings under the line of credit are collateralized by our accounts receivable, inventory, equipment, general intangibles, securities and other personal property, including the capital stock of our domestic subsidiaries. Available borrowings under the agreement are reduced by the amount of outstanding letters of credit, which were $9,290 at October 31, 2003. The loan agreement contains certain financial and other covenants, including the maintenance of consolidated net worth, consolidated leverage ratio and consolidated fixed charge coverage ratio. As of October 31, 2003, we were in compliance with such covenants. The loan agreement limits or prohibits us from declaring or paying cash dividends, merging or consolidating with another corporation, selling assets (other than in the ordinary course of business), creating liens and incurring additional indebtedness. We had no outstanding borrowings under the revolving line of credit as of October 31, 2003.

In February 2001, our United Kingdom subsidiary entered into a credit facility agreement, as amended in March 2002, with Lloyds TSB Bank plc ("Lloyds") under which Lloyds agreed to make available borrowings of up to approximately $22,200. Advances under the credit facility bear interest at the rate of 1.25% per annum over the bank's base rate, and are guaranteed by us. Available borrowings under the agreement are reduced by the amount of outstanding guarantees. The facility expires on March 31, 2004. We had no outstanding guarantees or borrowings under this facility as of October 31, 2003.

For fiscal 2003, 2002 and 2001, we received proceeds of $44,865, $23,308 and $22,931, respectively, relating to the exercise of stock options and warrants.

(Dollars in thousands, except per share amounts)

In December 2003, we acquired all of the outstanding capital stock and paid certain liabilities of TDK. The purchase price of approximately $14,276 consisted of $17,116 in cash and issuance of 163,641 restricted shares of our common stock (valued at $5,160), reduced by approximately $8,000 due to TDK under a distribution agreement.

Our accounts receivable, less allowances, which includes doubtful accounts, returns, price concessions, rebates and other sales allowances at October 31, 2003 was $166,536 as compared to $105,576 at October 31, 2002.

The increase of $92,971 in gross accounts receivable at October 31, 2003 principally reflects increased product releases at year end as well as cash received in advance of products shipped at the end of fiscal 2002. Two retail customers each accounted for more than 10% of the domestic receivable balance (28.3% in aggregate) at October 31, 2003. As of October 31, 2003, most of our receivables had been covered by insurance, with certain limits and deductibles, in the event of a customer's bankruptcy or insolvency. In November 2003, we terminated our domestic receivables insurance. Generally, we have been able to collect our receivables in the ordinary course of business. We do not hold any collateral to secure payment from customers. As a result, we are subject to credit risks, particularly in the event that any of the receivables represent a limited number of retailers or are concentrated in foreign markets. If we are unable to collect our accounts receivable as they become due, we could be required to increase our allowance for doubtful accounts, which could adversely affect our liquidity and working capital position.

Our allowances increased from $30,806 at October 31, 2002 to $62,817 at October 31, 2003 and increased as a percentage of gross receivables from 22.6% at October 31, 2002 to 27.4% at October 31, 2003. The increase was due to additional price concessions and returns for our published products and additional bad debts, net of deductibles and insurance proceeds, related to the bankruptcy of two customers, the losses from which were not entirely covered by insurance. We had accounts receivable days outstanding of 54 days for the three months ended October 31, 2003, as compared to 45 days for the three months ended October 31, 2002. Receivable days outstanding increased primarily as a result of increased product releases at year end. Our receivable days outstanding fluctuate from period to period depending on the timing of product releases.

Inventories of $101,748 at October 31, 2003 increased $27,357 from October 31, 2002, reflecting higher levels of distribution products to support the growth of this business. Accounts payable of $106,172 at October 31, 2003 increased $26,512 primarily due to the increase in inventory levels.

In September 2002, we relocated our principal executive offices to 622 Broadway, New York, New York. We have recently leased additional space at 622 Broadway to accommodate our expanded operations. We estimate that as of October 31, 2003 we will incur an additional $1,200 in capital expenditures for continuing renovations and leasehold improvements for this space. In connection with signing a ten year lease, we provided a standby letter of credit of $1,560, expiring December 31, 2003. As a result of the relocation, we recorded expenses of $363 and $514 in fiscal 2003 and 2002, respectively, related to lease costs with regard to our former executive offices. In addition, we expect to spend an additional $4,000 in connection with the implementation of accounting software systems for our international operations and the upgrade for our domestic operations. We are considering expanding our distribution facilities in Cincinnati, Ohio, which would require additional capital expenditures for leasehold improvements and equipment. As of the date of this report, we have no other material commitments for capital expenditures.

Our Board of Directors authorized a stock repurchase program under which we may repurchase up to $25,000 of our common stock from time to time in the open market or in privately negotiated transactions. We have not repurchased any shares under this program.

We have incurred and may continue to incur significant legal, accounting and other professional fees and expenses in connection with pending regulatory matters.

Based on our currently proposed operating plans and assumptions, we believe that projected cash flow from operations and available cash resources will be sufficient to satisfy our cash requirements for the reasonably foreseeable future.

Contractual Obligations and Contingent Liabilities and Commitments

Our offices and warehouse facilities are occupied under non-cancelable operating leases expiring at various times from December 2003 to October 2013. We also lease certain furniture, equipment and automobiles under non-cancelable leases expiring through October 2007. Our future minimum rental payments for the year ending October 31, 2004 are $7,268 and aggregate minimum rental payments through applicable lease expirations are $37,865.

We have entered into distribution agreements under which we purchase various software games. These agreements, which expire between June 2004 and March 2005, require remaining aggregate minimum guaranteed payments of $14,330 at October 31, 2003, including $3,491 of payments due pursuant to an agreement with TDK. These agreements are collateralized by a standby letter of credit of $3,600 at October 31, 2003. Additionally, assuming performance by third-party developers, we have outstanding commitments under various software development agreements to pay developers an aggregate of $27,224 over the fiscal year ending October 31, 2004.

In connection with our acquisition of the publishing rights to the *Duke Nukem* franchise for PC and video games in December 2000, we are obligated to pay $6,000 contingent upon delivery of the final version of *Duke Nukem Forever* for the PC. In May 2003, we agreed to pay up to $6,000 upon the achievement of certain sales targets for *Max Payne 2*. We also agreed to make additional payments of up to $2,500 to the former owners of Cat Daddy based on a percentage Cat Daddy's profits for the first three years after acquisition. The payables will be recorded when the conditions requiring their payment are met.

The following table summarizes our minimum contractual obligations and commercial commitments as of October 31, 2003:

		Payments due by periods ended October 31,			
Contractual Obligations	Total	2004	2005 to 2006	2007 to 2008	2009 and thereafter
Capital Lease Obligations	$ 176	$ 103	$ 73	—	—
Operating Lease Obligations	38,086	7,268	10,497	$8,289	$12,032
Letters of Credit	9,290	9,290	—	—	—
Publishing Arrangements	36,555	27,224	8,822	509	—
Distribution Arrangements	14,330	14,330	—	—	—
Total	$98,437	$58,215	$19,392	$8,798	$12,032

Fluctuations in Operating Results and Seasonality

We have experienced fluctuations in quarterly operating results as a result of the timing of the introduction of new titles; variations in sales of titles developed for particular platforms; market acceptance of our titles; development and promotional expenses relating to the introduction of new titles, sequels or enhancements of existing titles; projected and actual changes in platforms; the timing and success of title introductions by our competitors; product returns; changes in pricing policies by us and our competitors; the size and timing of acquisitions; the timing of orders from major customers; and order cancellations and delays in product shipment. Sales of our titles are also seasonal, with peak shipments typically occurring in the fourth calendar quarter (our fourth and first fiscal quarters) as a result of increased demand for titles during the holiday season. Quarterly comparisons of operating results are not necessarily indicative of future operating results.

International Operations

Sales in international markets, principally in the United Kingdom and other countries in Europe, have accounted for a significant portion of our net sales. For fiscal 2003 and 2002, sales in international markets accounted for approximately 27.9% and 20.0%, respectively, of our net sales. We are subject to risks inherent in foreign trade, including increased credit risks, tariffs and duties, fluctuations in foreign currency exchange rates, shipping delays and international political, regulatory and economic developments, all of which can have a significant impact on our operating results.

Cautionary Statement and Risk Factors

***Safe Harbor Statement under the Securities Litigation Reform* Act of 1995:** We make statements in this report that are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of management as well as assumptions made by and information currently available to them. The words "expect," "anticipate," "believe," "may," "estimate," "intend" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements involve risks, uncertainties and assumptions including, but not limited to, the following which could cause our actual results, performance or achievements to be materially different from results, performance or achievements, expressed or implied by such forward-looking statements:

The market for interactive entertainment software titles is characterized by short product life cycles. The interactive entertainment software market is characterized by short product life cycles and frequent introductions of new products. New products introduced by us may not achieve significant market acceptance or achieve sufficient sales to permit us to recover development, manufacturing and marketing costs. Historically, few interactive entertainment software products have achieved sustained market acceptance. Even the most successful titles remain popular for only limited periods of time, often less than nine months, although sales of certain products may extend for significant periods of time, including through our election to participate in Sony's Greatest Hits and Microsoft's Platinum Hits programs.

The life cycle of a game generally involves a relatively high level of sales during the first few months after introduction followed by a decline in sales. Because net sales associated with the initial shipments of a new product generally constitute a high percentage of the total net sales associated with the life of a product, any delay in the introduction of one or more new products could adversely affect our operating results. Additionally, because we introduce a relatively limited number of new products in any period, the failure of one or more of our products to achieve market acceptance could adversely affect our operating results.

A significant portion of our net sales is derived from a limited number of titles. For the year ended October 31, 2003, our ten best-selling titles accounted for approximately 50.5% of our net sales, with *Grand Theft Auto: Vice City* for PlayStation 2 accounting for 33.6% of our net sales, *Midnight Club 2* for PlayStation 2 accounting for 4.1% of our net sales and *Grand Theft Auto: Vice City* for PC accounting for 2.6% of our net sales. Our ten best-selling titles accounted for approximately 59.5% of our net sales for the year ended October 31, 2002. For this period, *Grand Theft Auto 3* for PlayStation 2 accounted for 29.8% of our net sales, *Grand Theft Auto: Vice City* for the PlayStation 2 accounted for 7.5% of our net sales and *Max Payne* for PlayStation 2 accounted for 6.6% of our net sales. Our ten best-selling titles accounted for approximately 30.8% of our net sales for the fiscal year ended October 31, 2001. Our future titles may not be commercially viable. If we fail to continue to develop and sell new, commercially successful titles, our net sales and profits may decrease substantially and we may incur losses.

Our quarterly operating results may vary significantly, which could cause our stock price to decline. We have experienced, and may continue to experience, wide fluctuations in quarterly operating results. The interactive entertainment industry is highly seasonal, with sales typically higher during the fourth calendar quarter (our fourth and first fiscal quarters), due primarily to the increased demand for games during the holiday buying season. Our failure or inability to introduce products on a timely basis to meet seasonal fluctuations in demand will harm our business and operating results. These fluctuations could also cause our stock price to decline. Other factors that cause fluctuations include:

- delays in the introduction of new titles;
- the size and timing of product and business acquisitions;
- variations in sales of titles designed to operate on particular platforms;
- development and promotional expenses relating to the introduction of new titles;
- availability of hardware platforms;
- the timing and success of title introductions by our competitors;
- product returns and price concessions; and
- the timing of orders from major customers.

Our expense levels are based, in part, on our expectations regarding future sales and therefore our operating results would be harmed by a decrease in sales or a failure to meet our sales expectations. The uncertainties associated with interactive entertainment software development, manufacturing lead times, production delays and the approval process for products by hardware manufacturers and other licensors make it difficult to predict the quarter in which our products will ship and therefore may cause us to fail to meet financial expectations. In future quarters, our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our common stock could significantly decline.

The interactive entertainment software industry is cyclical, and we may fail to anticipate changing consumer preferences. Our business is subject to all of the risks generally associated with the interactive entertainment software industry, which has been cyclical in nature and has been characterized by periods of significant growth followed by rapid declines. Our future operating results will depend on numerous factors beyond our control, including:

- the popularity, price and timing of new software and hardware platforms being released and distributed by us and our competitors;
- international, national and regional economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;
- war, acts of terrorism and military action, which could adversely affect consumer preferences in entertainment;
- changes in consumer demographics;
- the availability and popularity of other forms of entertainment; and
- critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted.

In order to plan for acquisition and promotional activities, we must anticipate and respond to rapid changes in consumer tastes and preferences. A decline in the popularity of interactive entertainment software or particular platforms could cause sales of our titles to decline dramatically. The period of time necessary to develop new game titles, obtain approvals of manufacturers and produce finished products is unpredictable. During this period, consumer appeal of a particular title may decrease, causing product sales to fall short of expectations.

Rapidly changing technology and platform shifts could hurt our operating results. The interactive entertainment industry in general is associated with rapidly changing technology. As more advanced platforms achieve market acceptance, consumer demand for software for older platforms declines.

We are devoting significant development resources primarily on products designed for Sony's PlayStation 2 and Microsoft's Xbox. If consumer demand for these platforms declines generally or as a result of the next hardware transition cycle, we may experience lower than expected sales or losses from products designed for these platforms.

A number of software publishers who compete with us have developed or are currently developing software for use by consumers over the Internet. Future increases in the availability of such software or technological advances in such software or the Internet could result in a decline in platform-based software and impact our sales. Direct sales of software by major publishers over the Internet would materially adversely affect our distribution business.

It is difficult to anticipate hardware development cycles and we must make substantial development and investment decisions well in advance of the introduction of new hardware products. If new hardware products are delayed or do not meet our expectations for consumer acceptance, we may not be able to recover our investment and our business and financial results could be adversely affected.

Our business is dependent on publishing arrangements with third parties. Our success depends on our ability to identify and develop new titles on a timely basis. We have entered into agreements with third parties to acquire the rights to publish and distribute interactive entertainment software. These agreements typically require us to make advance payments, pay royalties and satisfy other conditions. Our advance payments may not be sufficient to permit developers to develop new software successfully. In addition, software development costs, promotion and marketing expenses and royalties payable to software developers have increased significantly in recent years and reduce the potential profits derived from sales of our software. Future sales of our titles may not be sufficient to recover advances to software developers, and we may not have adequate financial and other resources to satisfy our contractual commitments. If we fail to satisfy our obligations under these license agreements, the agreements may be terminated or modified in ways that may be burdensome to us.

Returns of our published titles and price concessions may adversely affect our operating results. We are exposed to the risk of product returns and price concessions with respect to our customers. Our distribution arrangements with customers do not give them the right to return titles to us or to cancel firm orders. However, we sometimes accept product returns from our distribution customers for stock balancing and negotiate accommodations to customers which include credits and returns, when demand for specific products falls below expectations. We accept returns and grant price concessions in connection with our publishing arrangements. Revenue is recognized after deducting estimated reserves for returns and price concessions. We believe that we can reliably estimate future returns and price concessions. However, if return rates and price concessions for our published titles exceed our reserves, our net sales will decline.

The interactive entertainment software industry is highly competitive. We compete for both licenses to properties and the sale of interactive entertainment software with Sony, Microsoft and Nintendo, each of which is a large developer and marketer of software for its own platforms. Each of these competitors has the financial resources to withstand significant price competition and to implement extensive advertising campaigns, particularly for prime-time television spots. These companies may also increase their own software development efforts or focus on developing software products for third-party platforms. We also compete with domestic companies such as Electronic Arts, Activision, THQ, Midway Games, Acclaim Entertainment and Atari and international companies such as Sega, Vivendi, Ubi Soft, Eidos, Capcom, Konami and Namco. Some of our competitors have greater financial, technical, personnel and other resources than we do, and are able to carry larger inventories and make higher offers to licensors and developers for commercially desirable properties than we can. Our titles also compete with other forms of entertainment such as motion pictures, television and audio and video products featuring similar themes, online computer programs and forms of entertainment which may be less expensive or provide other advantages to consumers.

Our distribution business also operates in a highly competitive environment. The intense competition that characterizes our industry is based primarily on breadth, availability and quality of product lines; price; terms and conditions of sale; credit terms and availability; speed and accuracy of delivery; and effectiveness of sales and marketing programs. Our competitors include regional, national and international distributors, as well as hardware manufacturers and software publishers. We may lose market share or be forced in the future to reduce our prices in response to the actions of our competitors, and thereby experience a reduction in our gross margins.

Increased competition for limited shelf space and promotional support from retailers could affect the success of our business and require us to incur greater expenses to market our titles. Retailers have limited shelf space and promotional resources, and competition is intense among an increasing number of newly introduced interactive entertainment software titles for adequate levels of shelf space and promotional support. Competition for retail shelf space is expected to increase, which may require us to increase our marketing expenditures just to maintain current levels of sales of our titles. Competitors with more extensive lines and popular titles frequently have greater bargaining power with retailers. Accordingly, we may not be able to achieve the levels of promotional support and shelf space that such competitors receive.

A limited number of customers may account for a significant portion of our sales. Sales to our five largest customers accounted for approximately 38.6%, 31.4% and 20.8%, respectively, of our net sales for the years ended October 31, 2003, 2002 and 2001. For the year ended October 31, 2003, sales of our products to Wal-Mart accounted for 11.4% of our net sales. Our sales are made primarily pursuant to purchase orders without long-term agreements or other commitments. Our customers may terminate their relationship with us at any time. The loss of our relationships with principal customers or a decline in sales to principal customers could harm our operating results. Bankruptcies or consolidations of certain large retail customers could also seriously hurt our business.

We are subject to credit and collection risks. Our sales are typically made on credit. We do not hold any collateral to secure payment by our customers. As a result, we are subject to credit risks, particularly in the event that any of our receivables represent sales to a limited number of retailers or are concentrated in foreign markets. We recently terminated our domestic receivables insurance. Although we continually assess the creditworthiness of our customers, which are principally large, national retailers, if we are unable to collect our accounts receivable as they become due, it could adversely affect our financial condition.

Rating systems for interactive entertainment software, potential legislation and consumer opposition could inhibit sales of our products. Trade organizations within the video game industry require interactive entertainment software publishers to provide consumers with information relating to graphic violence, profanity or sexually explicit material contained in software titles, and impose penalties for noncompliance. Certain countries have also established similar rating systems as prerequisites for sales of interactive entertainment software in such countries. In some instances, we may be required to modify our products to comply with the requirements of such rating systems, which could delay the release of those products in such countries. Our software titles receive a rating of "E" (age 6 and older), "T" (age 13 and over) or "M" (age 17 and over). Most of our new titles (including *Grand Theft Auto 3*, *Grand Theft Auto: Vice City*, *Max Payne 2: The Fall of Max Payne*, *Manhunt* and *Mafia*) have received an "M" rating. We believe that we comply with such rating systems and properly display the ratings and content descriptions received for our titles.

Several proposals have been made for federal legislation to regulate the interactive entertainment software, motion picture and recording industries, including a proposal to adopt a common rating system for interactive entertainment software, television and music containing violence or sexually explicit material, and the Federal Trade Commission has issued reports with respect to the marketing of such material to minors. Consumer advocacy groups have also opposed sales of interactive entertainment software containing graphic violence or sexually explicit material by pressing for legislation in these areas (including legislation prohibiting the sale of certain "M" rated video games to minors) and by engaging in public demonstrations and media campaigns. Retailers may decline to sell interactive entertainment software containing graphic violence or sexually explicit material, which may limit the potential market for our "M" rated products and adversely affect our operating results. If any groups (including international, national and local political and regulatory bodies) were to target our "M" rated titles, we might be required to significantly change or discontinue a particular title, which in the case of our best-selling titles could seriously hurt our business. Although lawsuits seeking damages for injuries allegedly suffered by third parties as a result of video games have been unsuccessful, a claim of this kind has been asserted against us.

We cannot publish our console titles without the approval of hardware manufacturers. We are required to obtain a license from Sony, Microsoft and Nintendo, our principal competitors, to develop and publish titles for their respective hardware platforms. Our existing hardware console platform licenses require that we obtain approval for the publication of new titles on a title-by-title basis. As a result, the number of titles we are able to publish for these hardware platforms, along with our ability to time the release of these titles and, accordingly, our net sales from titles for these hardware platforms, may be limited. If any manufacturer chooses not to renew or extend our license agreement at the end of its current term, or if the manufacturer were to terminate our license for any reason, we would be unable to publish additional titles for that manufacturer's hardware platform. Termination of any such agreements would seriously hurt our business.

License agreements relating to these rights generally extend for a term of three or four years. The agreements are terminable upon the occurrence of a number of factors, including: (1) breach of the agreement by us; (2) our bankruptcy or insolvency; or (3) our entry into a relationship with, or acquisition by, a competitor of the manufacturer. We cannot assure you that we will be able to obtain new or maintain existing licenses on acceptable terms, or at all.

Sony and Nintendo are the sole manufacturers of the titles we publish under license from them. Games for the Xbox must be manufactured by pre-approved manufacturers. Each platform license provides that the manufacturer may raise prices for the titles at any time and grants the manufacturer substantial control over the release of new titles. Each of these manufacturers also publishes software for its own platforms and manufactures titles for all of its other licensees and may choose to give priority to its own titles or those of other publishers if it has insufficient manufacturing capacity or if there is increased demand for its or other publishers' products.

In addition, these manufacturers may not have sufficient production capacity to satisfy our scheduling requirements during any period of sustained demand. If manufacturers do not supply us with finished titles on favorable terms without delays, our operations would be materially interrupted and we would be unable to obtain sufficient amounts of our product to sell to our customers. If we cannot obtain sufficient product supplies, our net sales will decline and we could incur losses.

We may not be able to protect our proprietary rights or avoid claims that we infringe on the proprietary rights of others. We develop proprietary software and have obtained the rights to publish and distribute software developed by third parties. We attempt to protect our software and production techniques under copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. Interactive entertainment software is susceptible to unauthorized copying. Unauthorized third parties may be able to copy or to reverse engineer our software to obtain and use programming or production techniques that we regard as proprietary.

As the amount of interactive entertainment software titles in the market increases and the functionality of this software further overlaps, we believe that interactive entertainment software will increasingly become the subject of claims that such software infringes the copyrights or patents of others. From time to time, we receive notices from third parties or are named in lawsuits by third parties alleging infringement of their proprietary rights. Although we believe that our software and technologies and the software and technologies of third-party developers and publishers with whom we have contractual relations do not and will not infringe or violate proprietary rights of others, it is possible that infringement of proprietary rights of others has or may occur. Any claims of infringement, with or without merit, could be time consuming, costly and difficult to defend. Moreover, intellectual property litigation or claims could require us to discontinue the distribution of products, obtain a license or redesign our products, which could result in additional substantial costs and material delays.

We are dependent on third-party software developers to complete certain of our titles. We rely on third-party software developers for the development of certain of our titles. Quality third-party developers are continually in high demand. Software developers who have developed titles for us in the past may not be available to develop software for us in the future. Due to the limited number of third-party software developers and the limited control that we exercise over them, these developers may not be able to complete titles for us on a timely basis or within acceptable quality standards, if at all.

We depend on third-party software developers and our internal development studios to develop new interactive entertainment software within anticipated release schedules and cost projections. The development cycle for new titles ranges from twelve to twenty-four months. After development of a product, it may take between nine to twelve additional months to develop the product for other hardware platforms. If developers experience financial difficulties, additional costs or unanticipated development delays, we will not be able to release titles according to our schedule.

Our software is susceptible to errors, which can harm our financial results and reputation. The technological advancements of new hardware platforms allow more complex software products. As software products become more complex, the risk of undetected errors in products when first introduced increases. If, despite testing, errors are found in new products or releases after shipments have been made, we could experience a loss of or delay in timely market acceptance, product returns, loss of net sales and damage to our reputation.

Gross margins relating to our distribution business have been historically narrow which increases the impact of variations in costs on our operating results. As a result of intense price competition, our gross margins in our distribution business have historically been narrow and we expect them to continue to be narrow in the future. We receive purchase discounts from suppliers based on various factors, including volume purchases. These purchase discounts directly affect our gross margins. It may become more difficult for us to achieve the percentage growth in sales required to continue to receive volume purchase discounts.

We may not be able to adequately adjust our cost structure in a timely fashion in response to a sudden decrease in demand. A significant portion of our selling and general and administrative expense is comprised of personnel and facilities. In the event of a significant decline in net sales, we may not be able to exit facilities, reduce personnel, or make other significant changes to our cost structure without significant disruption to our operations or without significant termination and exit costs. Management may not be able to implement such actions in a timely manner, if at all, to offset an immediate shortfall in net sales and gross profit.

Our distribution business is dependent on suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis. Our ability to obtain particular products in required quantities and to fulfill customer orders on a timely basis is critical to our success. In most cases, we have no guaranteed price or delivery agreements with suppliers. In certain product categories, limited price concessions or return rights offered by publishers may have a bearing on the amount of product we may be willing to purchase. Our industry may experience significant hardware supply shortages from time to time due to the inability of certain manufacturers to supply certain products on a timely basis. As a result, we have experienced, and may in the future continue to experience, short-term hardware inventory shortages. In addition, manufacturers or publishers who currently distribute their products through us may decide to distribute, or to substantially increase their existing distribution, through other distributors, or directly to retailers.

We are subject to the risk that our inventory values may decline and protective terms under supplier arrangements may not adequately cover the decline in values. The interactive entertainment software and hardware industry is characterized by the introduction of new and enhanced generations of products and evolving industry standards. These changes may cause inventory to decline substantially in value or to become obsolete. We are also exposed to inventory risk in our distribution business to the extent that supplier price concessions are not available on all products or quantities and are subject to time restrictions. In addition, suppliers may become insolvent and unable to fulfill price concession obligations.

We are subject to risks and uncertainties of international trade. Sales in international markets, primarily in the United Kingdom and other countries in Europe, have accounted for a significant portion of our net sales. Sales in international markets accounted for approximately 27.9%, 20.0% and 23.6%, respectively, of our net sales for the years ended October 31, 2003, 2002 and 2001. We are subject to risks inherent in foreign trade, including increased credit risks; tariffs and duties; fluctuations in foreign currency exchange rates; shipping delays; and international political, regulatory and economic developments, all of which can have a significant impact on our operating results. All of our international sales are made in local currencies.

The market price for our common stock may be highly volatile. The market price of our common stock has been and may continue to be highly volatile. Factors such as our operating results, announcements by us or our competitors and various factors affecting the interactive entertainment software industry may have a significant impact on the market price of our common stock.

We are subject to rapidly evolving regulation affecting financial reporting, accounting and corporate governance matters. In response to recent corporate events, legislators and government agencies have focused on the integrity of financial reporting, and regulatory accounting bodies have recently announced their intention to issue several new accounting standards, including accounting for stock options as compensation expense, certain of which are significantly different from current accounting standards. We cannot predict the impact of the adoption of any such proposals on our future financial results. Additionally, recently enacted legislation focused on corporate governance, auditing and internal accounting controls imposes compliance burdens on us, and will require us to devote significant financial, technical and personnel resources to address compliance issues.

We are subject to SEC proceedings that may result in sanctions and monetary penalties. We received a Wells Notice from the Staff of the SEC stating the Staff's intention to recommend that the SEC bring an enforcement action seeking an injunction and monetary damages against us alleging that we violated certain provisions of the federal securities laws. The proposed allegations stem from the previously disclosed SEC investigation into certain accounting matters related to our financial statements, periodic reporting and internal accounting controls. The investigation is continuing and we expect to receive additional requests for information.

Restatements of our financial statements could result in lawsuits. The Staff of the SEC has raised issues with respect to our revenue recognition policies and certain sales transactions and their impact on our current and historical financial statements. After a detailed review, we restated our previously issued financial statements to reflect our revised revenue recognition policy with respect to establishing reserves for price concessions for our published products, as well as to increase our provision for returns at October 31, 2000 with respect to certain sales transactions, primarily to retail customers with a corresponding reduction in the returns provision in 2001. Although we have entered into discussions with the Staff to address the issues raised in the Wells Notice, we are unable to predict the outcome of these discussions. We may be subject to class action lawsuits seeking damages as a result of the restatements. See Note 2 to Consolidated Financial Statements.

We are uncertain about the future of our management and key personnel. Our Chairman has received a Wells Notice from the Staff of the SEC. Our Chairman founded the company and we depend on

(Dollars in thousands, except per share amounts)

this individual for our strategic and operating decisions. The loss of the services of this individual could have a material adverse effect on our business and prospects. Additionally, pursuant to the terms of his amended employment contract, our Chief Executive Officer has the right to elect to voluntarily terminate his agreement and resign at any time after March 30, 2004 and receive his full salary and bonus during the eighteen-month period following such resignation. Furthermore, we are dependent upon the expertise and skills of certain of our Rockstar employees responsible for content creation and product development and marketing. Although we have employment agreements with each of these creative, development and marketing personnel, and we have granted them incentives in the form of an internal royalty program based on sales of Rockstar published products, there can be no assurance that we will be able to continue to retain these personnel at current compensation levels, or at all. Failure to continue to attract and retain qualified management, creative, development, financial, marketing, sales and technical personnel could materially adversely affect our business and prospects.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risks in the ordinary course of our business, primarily risks associated with interest rate and foreign currency fluctuations.

Historically, fluctuations in interest rates have not had a significant impact on our operating results. At October 31, 2003, we had no outstanding variable rate indebtedness.

We transact business in foreign currencies and are exposed to risks resulting from fluctuations in foreign currency exchange rates. Accounts relating to foreign operations are translated into United States dollars using prevailing exchange rates at the relevant fiscal quarter or year-end. Translation adjustments are included as a separate component of stockholders' equity. For the year ended October 31, 2003, our foreign currency translation adjustment gain was $4,119. Foreign exchange transaction gain for the year ended October 31, 2003 was $2,015. A hypothetical 10% change in applicable currency exchange rates at October 31, 2003 would result in a material translation adjustment.

TAKE-TWO INTERACTIVE SOFTWARE, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share data)

		October 31,
ASSETS	**2003**	2002 (Restated)
Current assets		
Cash and cash equivalents	$183,477	$108,369
Accounts receivable, net of allowances of $62,817 and $30,806 at October 31, 2003 and 2002, respectively	166,536	105,576
Inventories	101,748	74,391
Prepaid royalties	12,196	14,215
Prepaid expenses and other current assets	41,112	19,569
Deferred tax asset	8,333	6,245
Total current assets	513,402	328,365
Fixed assets, net	22,260	15,319
Prepaid royalties	8,439	12,203
Capitalized software development costs, net	16,336	10,385
Investments	—	97
Goodwill, net	101,498	61,529
Intangibles, net	44,836	55,293
Deferred tax asset	—	7,983
Other assets, net	527	266
Total assets	$707,298	$491,440
LIABILITIES and STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$106,172	$ 79,660
Accrued expenses and other current liabilities	56,707	50,698
Income taxes payable	2,265	1,357
Current portion of capital lease obligation	103	95
Total current liabilities	165,247	131,810
Capital lease obligation, net of current portion	73	201
Deferred tax liability	8,486	3,885
Total liabilities	173,806	135,896
Stockholders' equity		
Common stock, par value $.01 per share; 50,000,000 shares authorized (100,000,000 as of November 17, 2003); 44,227,215 and 40,361,739 shares issued and outstanding at October 31, 2003 and 2002, respectively	442	404
Additional paid-in capital	350,852	273,502
Deferred compensation	(1,890)	(227)
Retained earnings	185,024	86,906
Accumulated other comprehensive loss	(936)	(5,041)
Total stockholders' equity	533,492	355,544
Total liabilities and stockholders' equity	$707,298	$491,440

The accompanying notes are an integral part of these consolidated financial statements.

TAKE-TWO INTERACTIVE SOFTWARE, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share data)

	Years Ended October 31,		
	2003	2002 (Restated)	2001 (Restated)
Net sales	$1,033,693	$794,676	$451,396
Cost of sales			
Product costs	537,257	411,518	282,279
Royalties	89,294	80,442	19,875
Software development costs	11,003	8,124	4,169
Total cost of sales	637,554	500,084	306,323
Gross profit	396,139	294,592	145,073
Operating expenses			
Selling and marketing	103,015	77,990	52,998
General and administrative	88,083	71,544	44,867
Research and development	25,107	11,524	6,190
Depreciation and amortization	16,923	10,829	12,641
Total operating expenses	233,128	171,887	116,696
Income from operations	163,011	122,705	28,377
Interest (income) expense, net	(2,265)	480	8,510
Gain on sale of subsidiary	—	—	(651)
(Gain) loss on Internet investments	(39)	(181)	21,477
Class action settlement costs	—	1,468	—
Loss on early extinguishment of debt	—	—	3,165
Total non-operating (income) expenses	(2,304)	1,767	32,501
Income (loss) before income taxes and cumulative effect of change in accounting principle	165,315	120,938	(4,124)
Provision (benefit) for income taxes	67,197	49,375	(2,450)
Income (loss) before cumulative effect of change in accounting principle	98,118	71,563	(1,674)
Cumulative effect of change in accounting principle, net of taxes of $3,496	—	—	5,244
Net income (loss)	$ 98,118	$ 71,563	$ (6,918)
Per share data:			
Basic:			
Weighted average common shares outstanding	41,965	38,030	33,961
Income (loss) before cumulative effect of change in accounting principle per share	$ 2.34	$ 1.88	$ (0.05)
Cumulative effect of change in accounting principle per share	—	—	(0.15)
Net income (loss) per share—Basic	$ 2.34	$ 1.88	$ (0.20)
Diluted:			
Weighted average common shares outstanding	43,297	39,570	33,961
Income (loss) before cumulative effect of change in accounting principle per share	$ 2.27	$ 1.81	$ (0.05)
Cumulative effect of change in accounting principle per share	—	—	(0.15)
Net income (loss) per share—Diluted	$ 2.27	$ 1.81	$ (0.20)

The accompanying notes are an integral part of these consolidated financial statements.

TAKE-TWO INTERACTIVE SOFTWARE, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended October 31,		
	2003	2002 (Restated)	2001 (Restated)
Cash flows from operating activities:			
Net income (loss)	$ 98,118	$ 71,563	$ (6,918)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	12,516	10,829	12,641
(Gain) loss on disposal of fixed assets	(31)	126	219
Gain on sale of subsidiary	—	—	(651)
(Gain) loss on Internet investments	(39)	(181)	21,477
Impairment charge on Internet assets	—	—	4,187
Impairment of intellectual property and technology	7,892	—	—
Non-cash charges for consolidation of distribution facilities	5,474	—	—
Loss on early extinguishment of debt	—	—	3,165
Provision (benefit) for deferred taxes	8,203	6,726	(9,422)
Provision for returns	47,342	28,350	40,543
Provision for price concessions	45,919	29,513	25,757
Provision for doubtful accounts and sales allowances	31,390	16,638	5,528
Amortization of various expenses and discounts	9,301	6,262	1,168
Write-off of prepaid royalties and capitalized software	9,588	15,616	1,585
Tax benefit from exercise of stock options	20,858	10,700	—
Compensatory stock and stock options	3,445	3,052	5
Other	(2,190)	(840)	108
Changes in operating assets and liabilities, net of effects of acquisitions:			
Increase in accounts receivable	(185,611)	(87,100)	(51,505)
Increase in inventories	(25,146)	(12,852)	(2,821)
Increase in prepaid royalties	(10,764)	(8,157)	(8,174)
Increase in prepaid expenses and other current assets	(15,597)	(3,034)	(4,509)
Increase in capitalized software development costs	(5,152)	(895)	(3,099)
Decrease (increase) in other non-current assets	—	257	(455)
Increase in accounts payable	20,148	23,019	1,511
Increase (decrease) in accrued expenses and other current liabilities	4,445	33,835	(3,021)
Increase in income taxes payable	519	1,571	—
Net cash provided by operating activities	80,628	144,998	27,319
Cash flows from investing activities:			
Purchase of fixed assets	(15,464)	(10,466)	(8,568)
Sale of investments	114	6,170	—
Acquisitions, net of cash acquired	(27,973)	(3,788)	(1,769)
Acquisition of intangible assets	(2,075)	(10,000)	(3,105)
Proceeds from disposal of business	—	—	215
Other investing activities	(483)	—	(252)
Net cash used in investing activities	(45,881)	(18,084)	(13,479)
Cash flows from financing activities:			
Proceeds from private placements	—	—	20,892
Net repayments under lines of credit	—	(54,284)	(40,545)
Repayment of loan payable	—	—	(15,000)
Proceeds from exercise of stock options and warrants	44,865	23,308	22,931
Other financing activities	(303)	(1,012)	(68)
Net cash provided by (used in) financing activities	44,562	(31,988)	(11,790)
Effect of foreign exchange rates	(4,201)	7,387	(1,239)
Net increase in cash for the period	75,108	102,313	811
Cash and cash equivalents, beginning of the period	108,369	6,056	5,245
Cash and cash equivalents, end of the period	$ 183,477	$108,369	$ 6,056

The accompanying notes are an integral part of these consolidated financial statements.

TAKE-TWO INTERACTIVE SOFTWARE, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows *(continued)*

(In thousands)

	Years Ended October 31,		
	2003	2002 (Restated)	2001 (Restated)
Supplemental disclosure of non-cash investing activities:			
Issuance of common stock in connection with acquisitions	$ 6,557	$ 22,344	$ 13,981
Supplemental information on intangible assets and businesses acquired:			
Fair value of assets acquired			
Cash	$ 1,284	$ 37	$ 331
Current assets	437	36	10,417
Non-current assets	507	67	770
Intangible assets	6,842	31,479	25,975
Goodwill	38,692	4,866	25,386
Less, liabilities assumed			
Current liabilities	(3,612)	(210)	(26,210)
Stock, warrants and other consideration	(12,807)	(22,344)	(31,219)
Direct transaction costs	(11)	(106)	(245)
Cash paid	31,322	13,825	5,205
Less cash acquired	(1,284)	(37)	(331)
Net cash paid	$ 30,048	$ 13,788	$ 4,874
Supplemental information on businesses disposed:			
Current assets	—	—	$ (318)
Current liabilities	—	—	754
Net liabilities disposed	—	—	436
Consideration received for businesses disposed:			
Cash	—	—	215
Gain on sale	—	—	$ (651)
Cash paid during the year for interest	$ 110	$ 1,513	$ 8,284
Cash paid during the year for taxes	$ 48,361	$ 30,045	$ 9,973

The accompanying notes are an integral part of these consolidated financial statements.

TAKE-TWO INTERACTIVE SOFTWARE, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

For the Years Ended October 31, 2001 (Restated), 2002 (Restated) and 2003

(In thousands)

	Common Stock		Additional Paid-in Capital	Deferred Compen-sation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount			(Restated)		(Restated)
Balance, November 1, 2000	31,173	$312	$157,738	$ (5)	$ 22,261	$(12,672)	$167,634
Foreign currency translation adjustment	—	—	—	—	—	(767)	(767)
Net unrealized income on investments, net of taxes of $1,832	—	—	—	—	—	2,987	2,987
Net loss	—	—	—	—	(6,918)	—	(6,918)
Comprehensive (loss)							(4,698)
Proceeds from exercise of stock options and warrants	3,266	32	22,582	—	—	—	22,614
Amortization of deferred compensation	—	—	—	5	—	—	5
Issuance of common stock in connection with acquisitions	1,466	14	13,967	—	—	—	13,981
Issuance of common stock in connection with private placements, net of issuance costs	1,300	13	20,879	—	—	—	20,892
Retirement of common stock	(564)	(5)	(7,305)	—	—	—	(7,310)
Tax benefit in connection with the exercise of stock options	—	—	6,047	—	—	—	6,047
Balance, October 31, 2001	36,641	366	213,908	—	15,343	(10,452)	219,165
Foreign currency translation adjustment	—	—	—	—	—	5,553	5,553
Net unrealized income on investments, net of taxes of $87	—	—	—	—	—	(142)	(142)
Net income	—	—	—	—	71,563	—	71,563
Comprehensive income							76,974
Proceeds from exercise of stock options and warrants	2,434	25	23,283	—	—	—	23,308
Amortization of deferred compensation	—	—	—	682	—	—	682
Deferred compensation in connection with restricted stock issued	50	1	908	(909)	—	—	—
Issuance of common stock in connection with acquisitions	1,212	12	22,332	—	—	—	22,344
Issuance of compensatory stock and stock options	25	—	2,371	—	—	—	2,371
Tax benefit in connection with the exercise of stock options	—	—	10,700	—	—	—	10,700
Balance, October 31, 2002	40,362	404	273,502	(227)	86,906	(5,041)	355,544
Foreign currency translation adjustment	—	—	—	—	—	4,119	4,119
Net unrealized loss on investment, net of taxes of $9	—	—	—	—	—	(14)	(14)
Net income	—	—	—	—	98,118	—	98,118
Comprehensive income							102,223
Proceeds from exercise of stock options and warrants	3,404	34	44,831	—	—	—	44,865
Amortization of deferred compensation	—	—	—	3,427	—	—	3,427
Issuance of common stock in connection with acquisition	236	2	6,555	—	—	—	6,557
Issuance of compensatory stock and stock options	225	2	5,106	(5,090)	—	—	18
Tax benefit in connection with the exercise of stock options	—	—	20,858	—	—	—	20,858
Balance, October 31, 2003	44,227	$442	$350,852	$(1,890)	$185,024	$ (936)	$533,492

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

1. DESCRIPTION OF THE BUSINESS

Take-Two Interactive Software, Inc. (the "Company") was incorporated in the State of Delaware in September 1993. The Company develops interactive software games designed for PCs, video game consoles and handheld platforms and publishes games developed internally and by third parties. The Company also distributes games for video game consoles and handheld platforms published internally and by third parties, as well as hardware and accessories manufactured by third parties.

2. RESTATEMENT OF FINANCIAL STATEMENTS

The Company restated its previously issued financial statements for the fiscal years ended October 31, 2000 (not presented herein), 2001 and 2002 to reflect its revised revenue recognition policy. Under this policy, the Company recognizes as a reduction of net sales a reserve for estimated future price concessions in the period in which the sale is recorded. Measurement of the reserve is based on, among other factors, an historical analysis of price concessions, an assessment of field inventory levels and sell-through for each product, current industry conditions and other factors affecting the estimated timing and amount of concessions management believes will be granted. The Company previously recognized price concession reserves in the period in which it communicated the price concessions to its customers. The Company also restated its financial statements for the years ended October 31, 2000 and 2001 to increase its provision for returns at October 31, 2000 by approximately $4.9 million for certain sales transactions primarily to retail customers in fiscal 2000, and to reflect the fiscal 2001 returns as a reduction of the revised October 31, 2000 reserve for returns rather than the previously reported reduction of sales in fiscal 2001. Additionally, fiscal 2000 and 2001 revenues were restated for approximately $0.2 million to adjust for sales cut-off transactions at the end of fiscal 2000. The impact of these changes on opening retained earnings as of November 1, 2000 was $2.6 million. See Note 19.

The Company's 2002 financial statements have been restated as follows:

	Year Ended October 31, 2002	
Statement of Operations Data:	As Reported	As Restated
Net sales	$793,976	$794,676
Product costs	$410,118	$411,518
Royalties	$ 80,774	$ 80,442
Cost of sales	$499,016	$500,084
Gross profit	$294,960	$294,592
Depreciation and amortization	$ 11,187	$ 10,829
Income from operations	$122,715	$122,705
Income before provision for income taxes	$120,948	$120,938
Provision for income taxes	$ 49,383	$ 49,375
Net income	$ 71,565	$ 71,563
Basic net income per share	$ 1.88	$ 1.88
Diluted net income per share	$ 1.81	$ 1.81

	As of October 31, 2002	
Balance Sheet Data:	As Reported	As Restated
Accounts receivable, net*	$107,188	$105,576
Prepaid royalties, current	$ 13,723	$ 14,215
Deferred tax asset	$ 5,392	$ 6,245
Total current assets	$328,632	$328,365
Total assets	$491,707	$491,440
Accrued expenses and other current liabilities*	$ 49,821	$ 50,698
Income taxes payable	$ 1,603	$ 1,357
Total current liabilities	$131,179	$131,810
Retained earnings	$ 87,804	$ 86,906
Total liabilities and stockholders' equity	$491,707	$491,440

* Restated amounts reflect a reclassification relating to the presentation of allowances.

The Company's Consolidated Statement of Operations for the year ended October 31, 2001 has been restated as follows:

	Year Ended October 31, 2001	
Statement of Operations Data:	As Reported	As Restated
Net sales	$448,801	$451,396
Product costs	$283,522	$282,279
Royalties	$ 18,573	$ 19,875
Cost of sales	$306,264	$306,323
Gross profit	$142,537	$145,073
Income from operations	$ 25,841	$ 28,377
Loss before benefit for income taxes and cumulative change in accounting principle*	$ (6,660)	$ (4,124)
Benefit for income taxes*	$ (3,417)	$ (2,450)
Net loss before cumulative change in accounting principle	$ (3,243)	$ (1,674)
Cumulative change in accounting principle	$ (5,337)	$ (5,244)
Net loss	$ (8,580)	$ (6,918)
Basic net loss per share	$ (0.25)	$ (0.20)
Diluted net loss per share	$ (0.25)	$ (0.20)

* As required by Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment to FASB Statement No. 13, and Technical Corrections", the $1,948 net loss on extinguishment of debt for the year ended October 31, 2001, previously classified as an extraordinary item, has been reclassified in the As Reported column in the above table as follows: $3,165 of loss on extinguishment to non-operating expenses and $1,217 of tax benefit to benefit for income taxes.

All applicable amounts relating to the aforementioned restatements have been reflected in these consolidated financial statements and notes thereto.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries and for entities for which the Company is deemed to be the primary beneficiary as defined in FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." All material intercompany balances and transactions have been eliminated in consolidation.

Certain amounts in the financial statements of the prior years have been reclassified to conform to the current year presentation for comparative purposes.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses during the reporting periods. The most significant estimates and assumptions relate to the recoverability of prepaid royalties, capitalized software development costs and other intangibles, valuation of inventories, realization of deferred income taxes and the adequacy of allowances for returns, price concessions and doubtful accounts. Actual amounts could differ significantly from these estimates.

Concentration of Credit Risk

A significant portion of the Company's cash balance is maintained with several major financial institutions. While the Company attempts to limit credit exposure with any single institution, there are times that balances will exceed insurable amounts.

If the financial condition and operations of the Company's customers deteriorate, the risk of collection could increase substantially. As of October 31, 2003 and 2002, the receivable balances from the Company's five largest customers amounted to approximately 54.6% and 43.6% of the Company's net receivable balance, respectively, with two customers accounting for 16.6% and 11.7% at October 31, 2003 and with two customers representing 14.1% and 10.3% at October 31, 2002. For each of the three years in the period ended October 31, 2003, the Company's five largest customers accounted for 38.6%, 31.4%, and 20.8% of net sales, respectively. For the year ended October 31, 2003, one customer accounted for $117,636, or 11.4%, of net sales. Except for the largest customers noted above, all receivable balances from the remaining individual customers were less than 10% of the Company's net receivable balance. The Company maintained insurance, to the extent available, on the receivable balances, with certain limits, in the event of a customer's bankruptcy or insolvency. In November 2003, the Company terminated this insurance on domestic receivables.

Revenue Recognition

Publishing revenue is derived from the sale of internally developed interactive software titles or from the sale of titles licensed from third-party developers. Publishing revenue amounted to $671,892, $568,492, and $244,071 in 2003, 2002 and 2001, respectively.

Distribution revenue is derived from the sale of third-party interactive software titles, hardware and accessories. Distribution revenue amounted to $361,801, $226,184 and $207,325 in 2003, 2002 and 2001, respectively.

The Company recognizes revenue upon the transfer of title and risk of loss to its customers. The Company applies the provisions of Statement of Position 97-2, "Software Revenue Recognition" in conjunction with the applicable provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition." Accordingly, the Company recognizes revenue for software when (1) there is persuasive evidence that an arrangement with our customer exists, which is generally a customer purchase order, (2) the software is delivered, (3) the selling price is fixed or determinable and (4) collection of the customer receivable is deemed probable. The Company's payment arrangements with customers typically provide net 30 and 60-day terms.

Revenue is recognized after deducting estimated reserves for returns and price concessions. In specific circumstances when the Company does not have a reliable basis to estimate returns and price concessions or is unable to determine that collection of receivables is probable, it defers the sale until such time as it can reliably estimate any related returns and allowances and determine that collection of the receivables is probable.

The Company accepts returns and grants price concessions in connection with its publishing arrangements. Following reductions in the price of the Company's products, it grants price concessions to permit customers to take credits against amounts they owe the Company with respect to merchandise unsold by them. The Company's customers must satisfy certain conditions to entitle them to return products or receive price concessions, including compliance with applicable payment terms and confirmation of field inventory levels.

The Company's distribution arrangements with customers do not give them the right to return titles or to cancel firm orders. However, the Company sometimes accepts returns from its distribution customers for stock balancing and makes accommodations to customers, which includes credit and returns, when demand for specific titles falls below expectations.

The Company makes estimates of future product returns and price concessions related to current period product revenue. The Company estimates the amount of future returns and price concessions for published titles based upon, among other factors, historical experience, customer inventory levels, analysis of sell-through rates and changes in demand and acceptance of its products by consumers.

Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price concessions in any accounting period. The Company believes it can make reliable estimates of returns and price concessions. However, actual results may differ from initial estimates as a result of changes in circumstances, market conditions and assumptions. Adjustments to estimates are recorded in the period in which they become known.

Effective November 1, 2000, the Company adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Consistent with the guidelines provided in SAB No. 101, the Company changed its revenue recognition policy to recognize revenue as noted above. Prior to the adoption of SAB 101, the Company recognized revenue upon shipment. As a result of adopting SAB 101, net sales and cost of sales of approximately $23.8 million and $15.1 million, respectively, which were originally recognized in the year ended October 31, 2000 were also recognized in the year ended October 31, 2001. The cumulative effect of the application of the revenue recognition policies set forth in SAB 101 for the year ended October 31, 2001, as restated, was approximately $5.2 million, net of tax benefit of approximately $3.5 million, or $0.15 per share.

(Dollars in thousands, except per share amounts)

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the years ended October 31, 2003, 2002 and 2001 amounted to $55,795, $39,909 and $22,983, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Inventory

Inventories are stated at the lower of average cost or market. The Company periodically evaluates the carrying value of its inventories and makes adjustments as necessary. Estimated product returns are included in the inventory balance at their cost. Estimated product returns at October 31, 2003 and 2002 were $8,706 and $5,015, respectively.

Prepaid Royalties

The Company's agreements with licensors and developers generally provide it with exclusive publishing rights and require it to make advance royalty payments that are recouped against royalties due to the developer based on product sales. Prepaid royalties are amortized as cost of sales on a title-by-title basis, based on the greater of the proportion of current year sales to total of current and estimated future sales for that title or the contractual royalty rate based on actual net product sales. The Company continually evaluates the recoverability of prepaid royalties and charges to cost of sales the amount that management determines is probable that will not be recouped at the contractual royalty rate in the period in which such determination is made or if the Company determines that it will cancel a development project. Included in prepaid royalties at October 31, 2003 and 2002, respectively, are $14,241 and $22,561 related to titles that have not been released yet. Prepaid royalties are classified as current and non-current assets based upon estimated net product sales within the next year.

The following table provides the details of total prepaid royalties:

	Years Ended October 31,		
	2003	2002 (Restated)	2001 (Restated)
Beginning balance	$ 26,418	$ 33,149	$ 24,718
Additions	30,034	28,555	25,423
Amortization	(19,065)	(21,238)	(15,798)
Reclassification	(7,251)	1,419	—
Write-down	(9,525)	(15,126)	(1,196)
Foreign exchange	24	(341)	2
Ending balance	20,635	26,418	33,149
Less current balance	12,196	14,215	22,052
Non-current balance	$ 8,439	$ 12,203	$ 11,097

The reclassification for the year ended October 31, 2003 principally reflects the transfer of prepaid royalties paid to Angel Studios, Inc. and Frog City, Inc. prior to their acquisition by the Company as a component of the purchase price of the acquisitions.

Capitalized Software Development Costs

The Company capitalizes internal software development costs, as well as film production and other content costs, subsequent to establishing technological feasibility of a title. Capitalized software development costs represent the costs associated with the internal development of the Company's publishing products. Amortization of such costs as a component of cost of sales is recorded on a title-by-title basis, based on the greater of the proportion of current year sales to total of current and estimated future sales for the title or the straight-line method over the remaining estimated useful life of the title. The Company continually evaluates the recoverability of capitalized software costs and will charge to cost of sales any amounts that are deemed unrecoverable or for projects that it will abandon.

The following table provides the details of capitalized software development costs:

	Years Ended October 31,		
	2003	2002	2001
Beginning balance	$ 10,385	$ 9,739	$ 7,668
Additions	15,923	9,645	6,293
Amortization	(10,940)	(7,633)	(3,780)
Reclassification	—	(1,419)	—
Write-down	(63)	(490)	(389)
Foreign exchange	1,031	543	(53)
Balance, October 31	$ 16,336	$10,385	$ 9,739

For the year ended October 31, 2001, capitalized software development costs of $389 were written off as cost of sales—software development costs, as part of the impairment charge as described in Note 4.

Property and Equipment

Office equipment, furniture and fixtures and automobiles are depreciated using the straight-line method over their estimated lives ranging from five to seven years. Computer equipment and software are depreciated using the straight-line method over three years. Leasehold improvements are amortized over the lesser of the term of the related lease or estimated useful lives. Accumulated amortization includes the amortization of assets recorded under capital leases, which amounted to approximately $88 and $92 at October 31, 2003 and 2002, respectively. The cost of additions and betterments is capitalized, and repairs and maintenance costs are charged to operations in the periods incurred. When depreciable assets are retired or sold, the cost and related allowances for depreciation are removed from the accounts and the gain or loss is recognized. The carrying amounts of these assets are recorded at historical cost.

Intangible Assets

Intangible assets consist of identifiable intangibles and the remaining excess purchase price paid over identified intangible and tangible net assets of acquired companies (goodwill). Effective November 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") in its entirety and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination shall be recognized as assets apart from goodwill. SFAS 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that intangible assets with indefinite lives and goodwill not be amortized. The Company discontinued the amortization of goodwill as of November 1, 2001. Identifiable intangibles are amortized under the straight-line method over the period of expected benefit ranging from three to ten years, except for intellectual property, which is amortized based on the shorter of the useful life or expected revenue stream. Prior to November 1, 2001, intangible assets were amortized under the straight-line method over the period of expected benefit of seven years for the acquisition of development studios and ten years for the acquisition of distribution operations. Upon completion of the transitional impairment test, the fair value for each of our reporting units exceeded the reporting unit's carrying amount and no impairment was indicated.

SFAS 142 requires an annual test for impairment of goodwill, and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In assessing potential impairment of goodwill, the Company determines the implied fair value of each reporting unit using discounted cash flow analysis and compares such values to the respective reporting unit's carrying amount. The Company performs its annual test for indication of goodwill impairment in the fourth quarter of each fiscal year. At October 31, 2003 and 2002, the fair value of the Company's reporting units exceeded the carrying amounts and no impairment was indicated.

Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which was adopted in the first quarter of fiscal 2003 with no material effect on the Company's financial condition and results of operations. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, including assets to be disposed of by sale, whether previously held and used or newly acquired. The Company compares the carrying amount of the asset to the estimated undiscounted future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company records an impairment charge for the difference between the carrying amount of the asset and its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the Company's incremental borrowing rate or fair value if available.

Stock-Based Compensation

The Company accounts for its employee stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, generally no compensation expense is recorded when the terms of the award are fixed and the exercise price of the employee stock option equals or exceeds the fair value of the underlying stock on the date of grant. The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS 123, the Company's net income and the net income per share would have been reduced to the pro forma amounts indicated below.

	Years ended October 31,		
	2003	2002 (Restated)	2001 (Restated)
Net income (loss), as reported	$ 98,118	$ 71,563	$ (6,918)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	2,133	1,878	3
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(18,194)	(16,415)	(11,713)
Pro forma net income (loss)	$ 82,057	$ 57,026	$(18,628)
Earnings (loss) per share:			
Basic—as reported	$ 2.34	$ 1.88	$ (0.20)
Basic—pro forma	$ 1.96	$ 1.50	$ (0.55)
Diluted—as reported	$ 2.27	$ 1.81	$ (0.20)
Diluted—pro forma	$ 1.90	$ 1.44	$ (0.55)

The pro forma disclosures shown are not representative of the effects on net income and the net income per share in future periods.

Pro forma net income (loss) and net income (loss) per share for the years ended October 31, 2002 and 2001 also differ from amounts previously reported as a result of adjustments made to correct computational errors.

The fair value of the Company's stock options used to compute pro forma net income and the net income per share disclosures is the estimated present value at the grant date using the Black-Scholes option-pricing model. The weighted average fair values of options granted were $15.05, $9.13 and $5.76 for the years ended October 31, 2003, 2002 and 2001, respectively. The following weighted average assumptions for 2003 were used to value grants: expected volatility of 78%; a risk-free interest rate of 2.60%; and an expected

(Dollars in thousands, except per share amounts)

holding period of 4.2 years. The following weighted average assumptions for 2002 were used to value grants: expected volatility of 74%; a risk-free interest rate of 1.77%; and an expected holding period of 4.1 years. The following weighted average assumptions for 2001 were used to value grants: expected volatility of 85% for grants with a holding period of 2 years, 79% for a holding period of 3 years and 75% for holding periods of 4 to 5 years; a risk-free interest rate of generally 4.85% to 5.0%; and an expected holding period of two to five years. Dividends were assumed to be zero for the years ended October 31, 2003, 2002 and 2001.

Net Income (Loss) per Share

Basic earnings per share ("EPS") is computed by dividing the net income (loss) applicable to common stockholders for the year by the weighted-average number of common shares outstanding during the year. Diluted EPS is computed by dividing the net income (loss) applicable to common stockholders for the year by the weighted-average number of common and common stock equivalents, which include common shares issuable upon the exercise of stock options, restricted stock (for fiscal 2003) and warrants outstanding during the year. Common stock equivalents are excluded from the computation if their effect is antidilutive.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income adjusted for the change in foreign currency translation adjustments and the change in net unrealized gain (loss) from investments.

Income Taxes

The Company recognizes deferred taxes under the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized after considering tax planning strategies, if applicable. No income taxes have been provided on the undistributed earnings of foreign subsidiaries, as such earnings are expected to be permanently reinvested in those companies.

Foreign Currency Translation

The functional currency for the Company's foreign operations is the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using quarter or year-end exchange rates for assets and liabilities at the balance sheet date and average prevailing exchange rates for the period for revenue and expense accounts. Adjustments resulting from translation are included in other comprehensive income (loss). Realized and unrealized transaction gains and losses are included in income in the period in which they occur. Foreign exchange transaction gains (loss) included in net income for fiscal years ended October 31, 2003, 2002 and 2001 amounted to $2,015, $840 and $(108), respectively.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximates fair value because of their short maturities. Investments are reported at fair value. The carrying amount of prepaid royalties approximates fair value based upon the recoverability of these assets. The carrying amount of the Company's lines of credit approximates fair value because the interest rates of the lines of credit are based on floating rates identified by reference to market rates. The carrying amounts of the Company's loan payable and capital lease obligations approximate the fair value of such instruments based upon management's best estimate of interest rates that would be available to the Company for similar debt obligations.

Consideration Given to Customers or Resellers

In November 2001, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products," which is a codification of EITF 00-14, 00-22 and 00-25. This EITF presumes consideration from a vendor to a customer or reseller of the vendor's products to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit's fair value can be established. The Company has early adopted EITF 01-09 effective November 1, 2001. The adoption of the new standard did not have a material impact on the consolidated financial statements. The prior period financial statements have been reclassified in accordance with this statement and as a result, net sales and selling and marketing expenses have been reduced by $2,255 for the year ended October 31, 2001, with no impact on reported net loss.

Recently Adopted Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"). The objective of SFAS 143 is to provide accounting guidance for legal obligations associated with the retirement of long-lived assets. The provisions of SFAS 143 are effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 in the first quarter of fiscal 2003 did not have an impact on the Company's financial condition, cash flows and results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment to FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement (in SFAS 4) that gains and losses from the extinguishments of debt be aggregated and classified as extraordinary items, net of the related income tax.

Under this pronouncement, the $1,948 net loss on extinguishment of debt for the year ended October 31, 2001, previously classified as an extraordinary item, has been reclassified as follows: $3,165 of loss on extinguishment to non-operating expenses and $1,217 of tax benefit to provision for income taxes. The adoption of SFAS 145 in fiscal 2003 did not have any impact on the Company's financial condition, cash flows and results of operations, other than the reclassification referred to above.

In January 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires the recognition of such costs when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 in the first quarter of fiscal 2003 did not have a material impact on the Company's financial condition and results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). SFAS 148 amends the transition provisions of FASB No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation. The Company does not currently intend to change its accounting to the fair value method. SFAS 148 also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation, and amends APB Opinion No. 28, "Interim Financial Reporting" to require disclosures about such effects in interim financial information. The disclosure provisions of the amendments to FASB 123 were adopted by the Company in the second quarter of fiscal 2003.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 expands previously issued accounting guidance and disclosure requirements for certain guarantees and requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 in the first quarter of fiscal 2003 did not have any impact on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual return or both. FIN 46 also provides criteria for determining whether an entity is a variable interest entity subject to consolidation. FIN 46 requires immediate consolidation of variable interest entities created after January 31, 2003. For variable interest entities created prior to February 1, 2003, consolidation is required on July 1, 2003. The adoption of FIN 46 in the third quarter of fiscal 2003 did not have a material impact on the Company's financial condition or results of operations (see Note 4).

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In general, SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have any impact on the Company's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with SFAS 150, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003, except for the provisions relating to mandatorily redeemable financial instruments which have been deferred indefinitely. The adoption of SFAS 150 in the fourth quarter of fiscal 2003 did not have any impact on the Company's financial condition.

4. BUSINESS ACQUISITIONS AND CONSOLIDATION

The Company acquired seven companies that develop, publish or distribute interactive software games during the three-year period ended October 31, 2003. The aggregate purchase price, including cash payments and issuance of its common stock, was $42,075, $7,626 and $28,143 in 2003, 2002 and 2001, respectively. The value of the Company's common stock issued in connection with these acquisitions has been based on the market price of the Company's common stock at the time such proposed transactions were agreed and announced.

The acquisitions described below have been accounted for as purchase transactions in accordance with APB No. 16 and SFAS 141 (for transactions after July 1, 2001) and, accordingly, the results of operations and financial position of the acquired businesses are included in the Company's consolidated financial statements from the respective dates of acquisition.

2003 Transactions

During the quarter ended July 31, 2003, the Company acquired the assets of Frog City, Inc. ("Frog City"), the developer of *Tropico 2: Pirate Cove*, and the outstanding membership interests of Cat Daddy Games LLC ("Cat Daddy"), another development studio. The total purchase price for both studios consisted of $757 in cash and $319 of prepaid royalties previously advanced to Frog City. The Company also

(Dollars in thousands, except per share amounts)

agreed to make additional payments of up to $2,500 to the former owners of Cat Daddy, based on a percentage of Cat Daddy's profits for the first three years after acquisition, which will be recorded as compensation expense if the targets are met. In connection with the acquisitions, the Company recorded goodwill of $1,267 and net liabilities of $191.

In November 2002, the Company acquired all of the outstanding capital stock of Angel Studios, Inc. ("Angel"), the developer of the *Midnight Club* and *Smuggler's Run* franchises. The purchase price consisted of 235,679 shares of restricted common stock (valued at $6,557), $28,512 in cash and $5,931 (net of $801 of royalties payable to Angel) of prepaid royalties previously advanced to Angel. In connection with the acquisition, the Company recorded identifiable intangibles of $4,720 (comprised of intellectual property of $2,810, technology of $1,600 and non-competition agreements of $310), goodwill of $37,425 and net liabilities of $1,145.

In April 2003, the Company entered into an agreement with Destineer Publishing Corp. ("Destineer"), a publisher of PC games, under which Destineer granted the Company exclusive distribution rights to eight PC games and two console ports to be published by Destineer. The Company agreed to make recoupable advances to Destineer of approximately $6,700 and to pay Destineer with respect to product sales under the distribution agreement. In addition, the Company agreed to make a loan to Destineer of $1,000. Destineer granted the Company an immediately exercisable option to purchase a 19.9% interest in Destineer and a second option to purchase the remaining interest for a price equal to a multiple of Destineer's EBIT, exercisable during a period following April 2005. The fair value of these options was not significant. Pursuant to the requirements of FIN 46, since Destineer is a variable interest entity and the Company is considered to be the primary beneficiary (as defined in FIN 46), the results of Destineer's operations have been consolidated in the accompanying financial statements.

The 2003 acquisitions did not have a material effect on the Company's fiscal 2003 results of operations.

2002 Transaction

In August 2002, the Company acquired all of the outstanding capital stock of Barking Dog Studios Ltd. ("Barking Dog"), a Canadian-based development studio. The purchase price consisted of 242,450 shares of restricted common stock (valued at $3,801), $3,000 in cash, $825 of prepaid royalties previously advanced to Barking Dog and assumed net liabilities of $70. In connection with the acquisition, the Company recorded identifiable intangibles of $1,800, comprised of non-competition agreements of $1,600 and intellectual property of $200, and goodwill of $6,772. The acquisition of Barking Dog did not have a significant effect on the Company's fiscal 2002 results of operations.

2001 Transactions

In July 2001, the Company acquired all of the outstanding capital stock of Techcorp Limited ("Techcorp"), a Hong Kong-based design and engineering firm specializing in video game accessories. In consideration, the Company issued 30,000 shares of the Company's restricted common stock (valued at $572), paid $100 in cash and assumed net liabilities of approximately $2,856. In connection with the acquisition, the Company recorded goodwill of $3,558.

In November 2000, the Company acquired all of the outstanding capital stock of VLM Entertainment Group, Inc. ("VLM"), a company engaged in the distribution of third-party software products. In connection with this transaction, the Company paid the former stockholders of VLM $2,000 in cash and issued 875,000 shares of the Company's common stock (valued at $8,039) and assumed net liabilities of approximately $10,627. In connection with this transaction, the Company recorded intangible assets of approximately $20,693.

In connection with the sale of a subsidiary to Gameplay.com plc ("Gameplay") in October 2000, the Company agreed to acquire Gameplay's game software development and publishing business, Neo Software Produktions GMBH ("Neo"). Such acquisition was completed in January of 2001 and the Company assumed net liabilities of $808, in addition to the prepaid purchase price of $17,266. In connection with the acquisition, the Company recorded goodwill and intangibles of $18,183.

The following table sets forth the components of the purchase price of the 2001 acquisitions:

	Neo	VLM	Techcorp	Total
Cost of the acquisition:				
Value of business sold (Prepaid purchase price—Neo) or stock issued	$17,266	$ 8,039	$ 572	$ 25,877
Cash	—	2,000	100	2,100
Transaction costs	109	27	30	166
Total	$17,375	$ 10,066	$ 702	$ 28,143
Allocation of purchase price:				
Current assets	$ 2	$ 9,852	$ 894	$ 10,748
Non-current assets	71	201	498	770
Liabilities	(881)	(20,680)	(4,248)	(25,809)
Goodwill	8,207	12,416	3,558	24,181
Customer lists	—	8,277	—	8,277
Technology	8,037	—	—	8,037
Trademarks	1,939	—	—	1,939
Total	$17,375	$ 10,066	$ 702	$ 28,143

Certain of Neo's Internet-related technology assets were determined to be impaired in April 2001. Accordingly, the Company recorded as cost of sales an impairment charge of $3,786, consisting of $2,350 relating to server maintenance technologies and $1,047 relating to multiplayer technologies developed by Neo's development studio in connection with Online Pirates and $389 of capitalized software relating to other products to be developed by Neo. In addition, the Company recorded as selling and marketing expenses an impairment charge of $401 related to online sales promotions.

Pro forma financial information for fiscal 2003 and 2002 acquisitions is not presented since the impact is not material. The unaudited pro forma data below for the year ended October 31, 2001 is presented as if purchase acquisitions for fiscal 2001 had been made as of November 1, 2000. The unaudited pro forma financial information is based on management's estimates and assumptions and does not purport to represent the results that actually would have occurred if the acquisitions had, in fact, been completed on the date assumed, or which may result in the future.

	Unaudited Pro Forma
	October 31, 2001 (Restated)
Net sales	$459,006
Loss before cumulative effect of change in accounting principle	$ (4,458)
Net loss	$ (9,702)
Net loss per share—Basic	$ (0.28)
Net loss per share—Diluted	$ (0.28)

Included in the unaudited pro forma information is amortization of goodwill of approximately $7,320, net of taxes of $2,799, for the year ended October 31, 2001.

5. DISPOSITION OF ASSETS

In July 2001, the Company sold all of the outstanding capital stock of Jack of All Games UK, a video game distributor, to Jay Two Limited, an unaffiliated third party controlled by Freightmasters Ltd., for approximately $215. In connection with the sale, the purchaser assumed net liabilities of $436. The Company recorded a non-operating gain of $651. There were no income taxes payable on this gain.

6. INTANGIBLE ASSETS AND GOODWILL

As a result of the adoption of SFAS 142, the Company discontinued the amortization of goodwill effective November 1, 2001. Identifiable intangible assets are amortized under the straight-line method over the period of expected benefit ranging from three to ten years, except for intellectual property, which is amortized based on the shorter of the useful life or expected revenue stream. The Company re-characterized acquired workforce of $925, which is not defined as an acquired intangible asset under SFAS 141, as goodwill. Additionally, the estimated useful lives of certain identifiable intangible assets were adjusted in conjunction with the adoption of SFAS 142. The adjustment to the useful lives did not have a material effect on the results of operations.

Intangible assets consist of trademarks, intellectual property, customer lists and acquired technology. The excess purchase price paid over identified intangible and tangible net assets of acquired companies is reported separately as goodwill.

During the year ended October 31, 2003, the Company acquired all the intellectual property rights associated with *Army Men* and *School Tycoon* for an aggregate cost of $1,075.

In May 2002, the Company acquired all rights, title and interest to the *Max Payne* product franchise, including all of the intellectual property rights associated with the brand, and a perpetual, royalty-free license to use the *Max Payne* game engine and related technology. The purchase price consisted of $10,000 in cash and 969,932 shares of restricted common stock (valued at $18,543). In October 2003, the Company recorded an additional intangible of $8,000, of which $1,000 related to the delivery of the final version of *Max Payne 2* for the PC and $7,000 based on the determination that the sales targets for the PC and console versions of *Max Payne* would be achieved. The *Max Payne* assets acquired have been recorded as intellectual property and included in intangible assets.

In December 2000, the Company acquired the exclusive worldwide publishing rights to the franchise of *Duke Nukem* PC and video games. In connection with the transaction, the Company paid $2,300 in cash and issued 557,103 shares of its common stock (valued at approximately $5,400). In addition, the Company is required to make a further payment of $6,000 contingent upon delivery of the final version of *Duke Nukem Forever* for the PC. The Company recorded an intangible asset of $7,700 related to the intellectual property purchased in this transaction. The additional $6,000 will be recorded as an additional intangible asset upon resolution of the contingency.

In 2003, the Company recorded a charge of $4,407 related to the impairment of a customer list, which was included in depreciation and amortization (see Note 20). In addition, cost of sales—product costs include $7,892 of intellectual property and technology written off in 2003, of which $5,499 related to *Duke Nukem Forever* and its sequel, reflecting the continued development delays for these products.

(Dollars in thousands, except per share amounts)

The following table sets forth the components of the intangible assets subject to amortization as of October 31, 2003 and 2002:

		As of October 31, 2003			As of October 31, 2002		
	Range of Useful Life	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Trademarks	7–10 years	$23,667	$ (5,998)	$17,669	$23,342	$ (4,515)	$18,827
Customer lists and relationships	5–10 years	4,673	(2,733)	1,940	9,081	(2,352)	6,729
Intellectual property	2– 6 years	31,487	(10,907)	20,580	25,771	(2,869)	22,902
Non-competition agreements	3– 6 years	4,838	(2,105)	2,733	4,880	(906)	3,974
Technology	3 years	4,192	(2,278)	1,914	4,640	(1,779)	2,861
		$68,857	$(24,021)	$44,836	$67,714	$(12,421)	$55,293

Amortization expense (including goodwill for 2001) for the years ended October 31, 2003, 2002 and 2001 amounted to $11,600, $9,893 and $9,309, respectively.

Estimated amortization expense for the fiscal years ending October 31 is as follows:

2004	$16,726
2005	4,657
2006	5,962
2007	2,709
2008	1,628
Total	$31,682

The change in goodwill for the fiscal year ended October 31, 2003 is as follows:

Balance October 31, 2002	$61,529
Acquisitions in fiscal 2003	
Angel	37,425
Frog City and Cat Daddy	1,267
Adjustments for 2002 acquisition	1,277
Balance October 31, 2003	$101,498

The addition to goodwill in 2002 was the $5,496 related to the Barking Dog acquisition.

The following table provides a reconciliation of net income for exclusion of goodwill amortization:

	Years Ended October 31,		
	2003	2002 (Restated)	2001 (Restated)
Net income (loss)—as reported	$98,118	$71,563	$(6,918)
Add: Goodwill amortization, net of taxes	—	—	4,116
Net income (loss)—as adjusted	98,118	71,563	(2,802)
Add: Cumulative effect of change in accounting principle, net of taxes	—	—	(5,244)
Income (loss) before cumulative effect of change in accounting principle—as adjusted	$98,118	$71,563	$ 2,442
Income (loss) before cumulative effect of change in accounting principle—as reported	$98,118	$71,563	$(1,706)
Earnings (loss) per share:			
Reported earnings (loss) per share—basic	$ 2.34	$ 1.88	$ (0.20)
Add: Goodwill amortization, net of taxes	—	—	0.12
Adjusted earnings (loss) per share—basic	2.34	1.88	(0.08)
Add: Cumulative effect of change in accounting principle	—	—	(0.15)
Adjusted income (loss) before cumulative effect of change in accounting principle per share—basic	$ 2.34	$ 1.88	$ 0.07
Reported income (loss) before cumulative effect of change in accounting principle per share—basic	$ 2.27	$ 1.88	$ (0.05)
Reported earnings (loss) per share—diluted	$ 2.27	$ 1.81	$ (0.20)
Add: Goodwill amortization, net of taxes	—	—	0.12
Adjusted earnings (loss) per share—diluted	2.27	1.81	(0.08)
Add: Cumulative effect of change in accounting principle	—	—	(0.15)
Adjusted income (loss) before cumulative effect of change in accounting principle per share—diluted	$ 2.27	$ 1.81	$ 0.07
Reported income (loss) before cumulative effect of change in accounting principle per share—diluted	$ 2.27	$ 1.81	$ (0.05)

7. INVESTMENTS

Investments are comprised of marketable equity securities and are classified as current and non-current assets. The investments are accounted for under the cost method as "available-for-sale" in accordance with Statement of Financial Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The investments are stated at fair value, with unrealized appreciation (loss) reported as a separate component of accumulated other comprehensive income (loss) in stockholders' equity.

For the fiscal years ended October 31, 2003 and 2002, the gross proceeds from the sale of investments were $114 and $6,170, respectively. The gross realized gain from these sales totaled $39 and $181, respectively. The gain/loss on sale of securities is based on the average cost of the individual securities sold.

During 2001, the Company recorded an impairment charge of $21,477, consisting of approximately $19,171 relating to its investment in Gameplay, $2,000 relating to its investment in eUniverse, Inc. based on the quoted market prices and $306 relating to its investment in a privately held company, which is included in other non-current assets. All of these investments were deemed to be other than temporarily impaired.

8. INVENTORIES

As of October 31, 2003 and 2002, inventories consist of:

	2003	2002
Parts and supplies	$ 4,793	$ 3,221
Finished products	96,955	71,170
	$101,748	$74,391

9. FIXED ASSETS

As of October 31, 2003 and 2002, fixed assets consist of:

	2003	2002
Computer equipment	$12,963	$ 8,004
Office equipment	5,096	3,811
Computer software	11,529	8,981
Furniture and fixtures	3,157	1,850
Automobiles	—	219
Leasehold improvements	6,047	3,265
Capital leases	398	398
	39,190	26,528
Less: accumulated depreciation and amortization	16,930	11,209
	$22,260	$15,319

In 2003 and 2002, the Company capitalized costs of approximately $2,923 and $4,113, respectively, associated with software and hardware upgrades to its accounting systems.

Depreciation expense for the years ended October 31, 2003, 2002, and 2001 amounted to $9,510, $6,457 and $3,731, respectively.

10. LINES OF CREDIT

In December 1999, the Company entered into a credit agreement, as amended and restated in August 2002, with a group of lenders led by Bank of America, N.A., as agent. The agreement provides for borrowings of up to $40,000 through the expiration of the line of credit on August 28, 2005. Generally, advances under the line of credit are based on a borrowing formula equal to 75% of eligible accounts receivable plus 35% of eligible inventory. Interest accrues on such advances at the bank's prime rate plus 0.25% to 1.25%, or at LIBOR plus 2.25% to 2.75% depending on the Company's consolidated leverage ratio (as defined). The Company is required to pay a commitment fee to the bank equal to 0.5% of the unused loan balance. Borrowings under the line of credit are collateralized by the Company's accounts receivable, inventory, equipment, general intangibles, securities and other personal property, including the capital stock of the Company's domestic subsidiaries. Available borrowings under the agreement are reduced by the amount of outstanding letters of credit, which was $9,290 at October 31, 2003. The loan agreement contains certain financial and other covenants, including the maintenance of consolidated net worth, consolidated leverage ratio and consolidated fixed charge coverage ratio. As of October 31, 2003, the Company was in compliance with such covenants. The loan agreement limits or prohibits the Company from declaring or paying cash dividends, merging or consolidating with another corporation, selling assets (other than in the ordinary course of business), creating liens and incurring additional indebtedness. The Company had no outstanding borrowings under the revolving line of credit as of October 31, 2003 and 2002.

In February 2001, the Company's United Kingdom subsidiary entered into a credit facility agreement, as amended in March 2002, with Lloyds TSB Bank plc ("Lloyds") under which Lloyds agreed to make available borrowings of up to approximately $22,200. Advances under the credit facility bear interest at the rate of 1.25% per annum over the bank's base rate, and are guaranteed by the Company. Available borrowings under the agreement are reduced by the amount of outstanding guarantees. The facility expires on March 31, 2004. The Company had no outstanding guarantees or borrowings under this facility as of October 31, 2003 and 2002.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of October 31, 2003 and 2002 consist of:

	2003	2002 (Restated)
Accrued co-op advertising and product rebates	$ 3,985	$ 3,318
Accrued VAT and payroll taxes	11,593	10,249
Royalties payable	8,521	14,784
Deferred revenue	2,358	10,596
Sales commissions	10,381	6,248
Other	19,869	5,503
Total	$56,707	$50,698

(Dollars in thousands, except per share amounts)

12. LOSS ON EARLY EXTINGUISHMENT OF DEBT

In July 2000, the Company entered into a subordinated loan agreement with Finova Mezzanine Capital Inc. in the principal amount of $15 million. The loan was payable in full in July 2005, and bore interest at the rate of 12.5% per annum. In July 2001, the Company prepaid the outstanding subordinated loan and recorded a loss of $3,165 related to the deferred financing costs and the unamortized discount associated with the loan.

13. COMMITMENTS AND CONTINGENCIES

Capital Leases

The Company leases equipment under capital lease agreements, which extend through fiscal year 2006. Future minimum lease payments under these capital leases, and the present value of such payments as of October 31, 2003 are as follows:

	Year ending October 31:
2004	$117
2005	74
2006	1
Total minimum lease payments	192
Less: amounts representing interest	(16)
Present value of minimum obligations under capital leases	$176

Lease Commitments

The Company leases 33 office and warehouse facilities. The former corporate headquarters are leased under a non-cancelable operating lease with a company controlled by the father of the chairman of the board and expires in March 2004. Rent expense and certain utility expenses under this lease amounted to $444, $403 and $474, for the years ended October 31, 2003, 2002, and 2001, respectively. The other offices are under non-cancelable operating leases expiring at various times from December 2003 to October 2013. In addition, the Company has leased certain equipment, furniture and auto lease under non-cancelable operating leases which expire through October 2007.

In September 2002, the Company relocated its principal executive offices to 622 Broadway, New York, New York. The Company has recently leased additional space at 622 Broadway to accommodate its expanded operations. The Company estimates that as of October 31, 2003 it will incur an additional $1,200 in capital expenditures for continuing renovations and leasehold improvements for this space. In connection with signing a ten year lease, the Company provided a standby letter of credit of $1,560, expiring December 31, 2003. As a result of the relocation, the Company recorded expenses of $363 and $514 in fiscal 2003 and 2002, respectively, related to lease costs with regard to the Company's former executive offices.

Future minimum rentals required as of October 31, 2003 are as follows:

	Year ending October 31:
2004	$ 7,268
2005	5,657
2006	4,840
2007	4,221
2008	4,068
Thereafter	12,032
Total minimum lease payments	38,086
Less minimum rentals to be received under subleases	(221)
	$37,865

Rent expense amounted to $7,445, $5,090 and $3,353, for the years ended October 31, 2003, 2002, and 2001, respectively.

Legal and Other Proceedings

The Company received a Wells Notice from the Staff of the Securities and Exchange Commission stating the Staff's intention to recommend that the SEC bring a civil action seeking an injunction and monetary damages against the Company alleging that it violated certain provisions of the federal securities laws. The proposed allegations stem from the previously disclosed SEC investigation into certain accounting matters related to the Company's financial statements, periodic reporting and internal accounting controls. The Company's Chairman, an employee and two former officers also received Wells Notices. The Company has entered into discussions with the Staff to address the issues raised in the Wells Notice. The SEC's Staff also raised issues with respect to the Company's revenue recognition policies and its impact on its current and historical financial statements. The Company is unable to predict the outcome of these matters.

The Company is involved in routine litigation in the ordinary course of its business, which in management's opinion will not have a material adverse effect on the Company's financial condition, cash flows or results of operations.

Other

The Company periodically enters into distribution agreements to purchase various software games that require the Company to make minimum guaranteed payments. These agreements, which expire between June 2, 2004 and March 22, 2005, require remaining aggregate minimum guaranteed payments of $14,330 at October 31, 2003, including $3,491 of payments due pursuant to an agreement with TDK Mediactive, Inc. ("TDK"). These agreements are collateralized by a standby letter of credit of $3,600 at October 31, 2003. Additionally, assuming performance by third-party developers, the Company has outstanding commitments under various software development agreements to pay developers an aggregate of $27,224 during fiscal 2004. The Company also expects to spend an additional $4,000 in connection with the implementation of accounting software systems for its international operations and the upgrade for its domestic operations.

Additionally, in connection with the Company's acquisition of the publishing rights to the franchise of *Duke Nukem* PC and video games in December 2000, the Company is contingently obligated to pay $6,000 in cash upon delivery of the final version of *Duke Nukem Forever* for the PC. In May 2003, the Company agreed to make payments of up to $6,000 in cash upon the achievement of certain sales targets for *Max Payne 2*. The Company also agreed to make additional payments of up to $2,500 to the former owners of Cat Daddy based on a percentage of Cat Daddy's future profits for the first three years after acquisition. See Note 4. The payables will be recorded when the conditions requiring their payment are met.

14. EMPLOYEE SAVINGS PLAN

The Company maintains a 401(k) retirement savings plan and trust (the "401(k) Plan"). The 401(k) Plan is offered to all eligible employees and participants may make voluntary contributions. The Company did not match employee contributions during the year ended October 31, 2001. The Company began matching contributions in July 2002. The matching contribution expense incurred by the Company during the years ended October 31, 2003 and 2002 was $384 and $95, respectively.

15. INCOME TAXES

The Company is subject to foreign income taxes in certain countries where it does business. Domestic and foreign income (loss) before income taxes and cumulative effect of change in accounting principle is as follows:

	Years Ended October 31,		
	2003	2002 (Restated)	2001 (Restated)
Domestic	$134,746	$115,142	$(29,594)
Foreign	30,569	5,796	25,470
Total	$165,315	$120,938	$ (4,124)

Income tax expense (benefit) is as follows:

	Years Ended October 31,		
	2003	2002 (Restated)	2001 (Restated)
Current:			
Federal	$33,167	$35,275	$ —
State and local	6,287	4,381	500
Foreign	14,703	2,993	5,450
Deferred	13,040	6,726	(8,400)
Total	$67,197	$49,375	$(2,450)

The differences between the provision for income taxes and the income tax computed using the U.S. statutory federal income tax rate to pretax income are as follows:

	Years ended October 31,		
	2003	2002 (Restated)	2001 (Restated)
Statutory federal tax expense (benefit)	$57,860	$42,324	$(1,442)
Changes in expenses resulting from:			
State taxes, net of federal benefit	4,035	2,995	(1,729)
Foreign tax expense differential	2,191	568	(3,355)
Goodwill and intangible amortization	363	513	1,656
Other permanent items	1,482	1,874	123
Foreign income exclusion	(9,163)	—	—
Valuation allowances	10,429	1,101	968
Impairment of intangibles	—	—	1,329
Income tax expense (benefit)	$67,197	$49,375	$(2,450)

The components of the net deferred tax asset as of October 31, 2003 and 2002 consist of the following:

	2003	2002 (Restated)
Current:		
Deferred tax assets:		
Sales and related allowances	$ 8,173	$ 5,861
Depreciation and amortization	160	384
Total current deferred tax assets	8,333	6,245
Non-current deferred tax assets:		
Foreign net operating losses	3,240	2,016
State net operating losses	3,311	2,069
Capital loss carryforward	7,963	7,983
	14,514	12,068
Less: Valuation allowances	(14,514)	(4,085)
Total non-current deferred tax assets	—	7,983
Non-current deferred tax liability:		
Capitalized software	(8,486)	(3,885)
Net deferred tax (liability) asset	$ (153)	$10,343

At October 31, 2003 and October 31, 2002, the Company had capital loss carryforwards totaling approximately $21,000. The capital loss carryforwards will expire in the periods fiscal 2006 through fiscal 2008. Failure to achieve sufficient levels of taxable income from capital transactions will affect the ultimate realization of the capital loss carryforwards. At October 31, 2002 management had a strategy of

(Dollars in thousands, except per share amounts)

selling net appreciated assets of the Company to the extent required to generate sufficient taxable income prior to the expiration of these benefits. At October 31, 2003, based on management's future plans, this strategy was no longer viable, and accordingly a valuation allowance has been recorded for this asset as it is more likely than not that the deferred tax asset related to these carryforwards will not be realized. At October 31, 2003, the Company had foreign net operating losses of $9,800 expiring between 2005 and 2010 and state net operating losses of $41,700 expiring between 2021 and 2023. Limitations on the utilization of these losses may apply, and accordingly valuation allowances have been recorded for these assets.

The total amount of undistributed earnings of foreign subsidiaries was approximately $60,700 and $41,900 for the years ended October 31, 2003 and 2002, respectively. It is the Company's intention to reinvest undistributed earnings of its foreign subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for foreign withholding taxes or United States income taxes which may become payable if undistributed earnings of foreign subsidiaries were paid as dividends to the Company.

16. STOCKHOLDERS' EQUITY

In July 2001, the Company issued 1,300,000 shares of common stock in a private placement to institutional investors and received proceeds of $20,892, net of $1,400 of selling commissions and offering expenses.

In February 2001, certain stockholders of the Company exchanged and surrendered for cancellation 564,212 shares of the Company's common stock (valued at $7,310) for shares of Gameplay having an equal value.

In February 2002, the Company issued 20,000 shares of restricted common stock to a former employee in connection with a separation agreement.

In January 2003, the Board of Directors authorized a stock repurchase program under which the Company may repurchase up to $25,000 of its common stock from time to time in the open market or in privately negotiated transactions. The Company has not repurchased any shares under this program.

In November 2003, at a special meeting, the Company's stockholders voted to amend the certificate of incorporation to increase the Company's authorized shares of common stock from 50,000,000 to 100,000,000.

17. COMPREHENSIVE INCOME

The components of and changes in accumulated other comprehensive income (loss) are:

	Foreign Currency Translation Adjustments	Net Unrealized Gain (Loss) on Investments	Accumulated Other Comprehensive Income (Loss)
Balance at November 1, 2000	$ (9,841)	$(2,831)	$(12,672)
Comprehensive income changes during the year, net of taxes of $1,832	(767)	2,987	2,220
Balance at October 31, 2001	(10,608)	156	(10,452)
Comprehensive income changes during the year, net of taxes of $87	5,553	(142)	5,411
Balance at October 31, 2002	(5,055)	14	(5,041)
Comprehensive income changes during the year, net of taxes of $9	4,119	(14)	4,105
Balance at October 31, 2003	$ (936)	$ —	$ (936)

The taxes in the above table relate to the changes in the net unrealized gain (loss) on investments. The foreign currency adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

18. INCENTIVE PLANS

Incentive Stock Plan

The Incentive Stock Plan ("Incentive Plan"), adopted by the Board of Directors on June 12, 2003, allows the granting of restricted stock, deferred stock and other stock-based awards of the Company's common stock to directors, officers and other employees of the Company. A maximum of 500,000 shares are available for distribution under the Incentive Plan. As of October 31, 2003, 285,000 shares of restricted common stock have been granted under the Incentive Plan. The cost of the restricted shares granted is expensed over the vesting period. The Incentive Plan is administered by the Compensation Committee of the Board of Directors.

Stock Option Plans

In June 2002, the stockholders of the Company approved the Company's 2002 Stock Option Plan, as previously adopted by the Company's Board of Directors (the "2002 Plan"), pursuant to which officers, directors, employees and consultants of the Company may receive stock options to purchase up to an aggregate of 3,000,000 shares of common stock. In April 2003, the stockholders approved an increase in the aggregate amount of shares to 4,000,000 shares.

In January 1997, the stockholders of the Company approved the Company's 1997 Stock Option Plan, as amended, as previously adopted by the Company's Board of Directors (the "1997 Plan"), pursuant to which officers, directors, employees and consultants of the Company may receive options to purchase up to an aggregate of 6,500,000 shares of the Company's common stock.

Subject to the provisions of the plans, the Board of Directors or any Committee appointed by the Board of Directors has the authority to determine the individuals to whom the stock options are to be granted, the number of shares to be covered by each option, the option price, the type of option, the option period, restrictions, if any, on the exercise of the option, the terms for the payment of the option price and other terms and conditions. As of April 30, 2002, there were no options available for grant under the 1997 Plan.

As of October 31, 2003 and 2002, the plans had outstanding stock options for an aggregate of 3,066,000 and 2,764,000 shares of the Company's common stock, respectively, vesting at various times from 1998 to 2006 and expiring at various times from 2002 to 2007. Options granted generally vest over a period of three to five years.

Non-Plan Stock Options

As of October 31, 2003 and 2002, there are non-plan stock options outstanding for an aggregate of 1,503,000 and 2,931,000 shares of the Company's common stock, respectively, vesting from 1999 to 2006 and expiring at various times from 2003 to 2007.

For those options with exercise prices less than fair value of the underlying shares at the measurement date, the difference is recorded as deferred compensation and is amortized over the vesting period. Compensation expense for the years ended October 31, 2003, 2002, and 2001 was approximately $26, $1,976 and $5, respectively.

The following table summarizes the activity in options under the plans, inclusive of non-plan options:

	Shares *(in thousands)*	Weighted Average Exercise Price
Options outstanding—November 1, 2000	4,199	$8.72
Granted—exercise price equal to fair value	3,351	$9.94
Granted—exercise price less than fair value	500	$13.91
Exercised	(3,327)	$9.00
Forfeited	(244)	$10.09
Options outstanding—October 31, 2001	4,479	$9.93
Granted—exercise price equal to fair value	3,950	$16.40
Granted—exercise price less than fair value	30	$0.01
Exercised	(2,494)	$10.43
Forfeited	(270)	$12.31
Options outstanding—October 31, 2002	5,695	$13.96
Granted—exercise price equal to fair value	2,442	$25.26
Exercised	(3,438)	$13.53
Forfeited	(130)	$17.13
Options outstanding—October 31, 2003	4,569	$20.23

At October 31, 2003 and 2002, the number of options exercisable are 1,389,000 and 3,014,000, respectively, and their related weighted average exercise prices are $15.09 and $12.56, respectively.

The following summarizes information about stock options outstanding and exercisable at October 31, 2003:

Range of Exercise Prices	Shares *(in thousands)*	Weighted Average Exercise Price	Average Remaining Contractual Life (years)
$ 5.50—$13.91	986	$10.43	2.42
$14.86—$19.55	1,365	$18.37	3.61
$20.10—$25.31	963	$21.98	4.33
$25.78—$35.71	1,255	$28.63	4.20
Options outstanding—October 31, 2003	4,569	$20.23	3.67
$ 5.50—$13.91	675	$10.42	2.16
$14.86—$19.55	523	$17.98	3.53
$20.10—$25.31	114	$21.88	4.10
$25.78—$35.71	77	$26.43	3.98
Options exercisable—October 31, 2003	1,389	$15.09	2.93

(Dollars in thousands, except per share amounts)

19. RESULTS BY QUARTER (UNAUDITED)

The following tables set forth restated quarterly supplementary data for each of the years in the two-year period ended October 31, 2003. The unaudited quarterly results of operations for each of the quarters in the fiscal year ended October 31, 2002 and for each of the three quarters in the period ended July 31, 2003 have been restated for the revised revenue recognition policy related to the change in the method of accounting for price concessions identified in Note 2.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2003	(Restated)	(Restated)	(Restated)	
Net sales	$411,008	$193,023	$152,055	$277,607
Gross profit	165,947	71,483	58,519	100,190
Net income	$ 51,535	$ 14,623	$5,696	$ 26,264
Per share data:				
Basic—EPS	$ 1.26	$ 0.35	$ 0.13	$ 0.60
Diluted—EPS	$ 1.22	$ 0.35	$ 0.13	$ 0.58
		As Restated		
2002				
Net sales	$286,945	$167,286	$123,117	$217,328
Gross profit	106,242	60,642	45,997	81,711
Net income	$ 36,752	$ 8,010	$ 5,049	$ 21,752
Per share data:				
Basic—EPS	$ 1.00	$ 0.22	$ 0.13	$ 0.55
Diluted—EPS	$ 0.97	$ 0.21	$ 0.13	$ 0.53

The following table summarizes the increase (decrease) in the results of operations for the reported 2003 and 2002 fiscal quarters as a result of the restatement discussed above:

	As Reported	Restatement	As Restated
Quarter ended January 31, 2003:			
Net sales	$408,794	$ 2,214	$411,008
Gross profit	164,127	1,820	165,947
Net income	$ 50,462	$ 1,073	$ 51,535
Per share data:			
Basic—EPS	$ 1.24	$ 0.02	$ 1.26
Diluted—EPS	$ 1.20	$ 0.02	$ 1.22
Quarter ended April 30, 2003:			
Net sales	$194,213	$(1,190)	$193,023
Gross profit	72,474	(991)	71,483
Net income	$ 15,239	$ (616)	$ 14,623
Per share data:			
Basic—EPS	$ 0.37	$ (0.02)	$ 0.35
Diluted—EPS	$ 0.36	$ (0.01)	$ 0.35
Quarter ended July 31, 2003:			
Net sales	$155,587	$(3,532)	$152,055
Gross profit	61,669	(3,150)	58,519
Net income	$ 7,649	$(1,953)	$ 5,696
Per share data:			
Basic—EPS	$ 0.18	$ (0.05)	$ 0.13
Diluted—EPS	$ 0.18	$ (0.05)	$ 0.13

	As Reported	Restatement	Reclassifications(1)	As Restated
Quarter ended January 31, 2002:				
Net sales	$282,926	$ 3,425	$ 594	$286,945
Gross profit	103,103	3,139	—	106,242
Net income	$ 34,829	$ 1,923	—	$ 36,752
Per share data:				
Basic—EPS	$ 0.95	$ 0.05	—	$ 1.00
Diluted—EPS	$ 0.92	$ 0.05	—	$ 0.97
Quarter ended April 30, 2002:				
Net sales	$170,330	$(3,218)	$ 174	$167,286
Gross profit	63,297	(2,655)	—	60,642
Net income	$ 9,637	$(1,627)	—	$ 8,010
Per share data:				
Basic—EPS	$ 0.26	$ (0.04)	—	$ 0.22
Diluted—EPS	$ 0.25	$ (0.04)	—	$ 0.21
Quarter ended July 31, 2002:				
Net sales	$122,461	$ 537	$ 119	$123,117
Gross profit	45,524	473	—	45,997
Net income	$ 4,766	$ 283	—	$ 5,049
Per share data:				
Basic—EPS	$ 0.12	$ 0.01	—	$ 0.13
Diluted—EPS	$ 0.12	$ 0.01	—	$ 0.13
Quarter ended October 31, 2002:				
Net sales	$218,259	$(1,086)	$ 155	$217,328
Gross profit	83,036	(967)	(358)	81,711
Net income	$ 22,333	$ (581)	—	$ 21,752
Per share data:				
Basic—EPS	$ 0.56	$ (0.01)	—	$ 0.55
Diluted—EPS	$ 0.54	$ (0.01)	—	$ 0.53

(1) The net sales reclassification represents freight income previously recorded as a reduction to product costs.
The quarter ended October 31, 2002 also reflects a reclassification of $358 from depreciation and amortization to product costs.

20. CONSOLIDATION OF DISTRIBUTION FACILITIES

In January 2003, based on management's strategy to consolidate the Company's distribution business, and after taking into account the relative cost savings involved, the Company closed its warehouse operations in Ottawa, Illinois and College Point, New York. Operations at these warehouses ceased by January 31 and the business conducted there was consolidated with the operations of the Company's Jack of All Games distribution facility in Ohio.

As a result of the closures, the Company recorded a charge of $7,028. The charge consisted of: (1) lease termination costs, representing the fair value of remaining lease payments, net of estimated sublease rent; (2) disposition of fixed assets, representing the net book value of fixed assets and leasehold improvements; (3) other exit costs; and (4) an impairment charge with respect to an intangible asset, representing a customer list relating to the business conducted at the Illinois facility.

These costs are included in general and administrative expense for the year ended October 31, 2003, except for the intangibles impairment which is included in depreciation and amortization expense, and are summarized in the table below:

	Lease Termination Costs	Fixed Asset Dispositions	Intangibles Impairment	Other Exit Costs	Total
Provisions during the year ended October 31, 2003	$ 1,607	$ 999	$ 4,407	$ 15	$ 7,028
Asset write-offs	(65)	(999)	(4,407)	(3)	(5,474)
Cash payments	(1,542)	—	—	(12)	(1,554)
Remaining obligations at October 31, 2003	$ —	$ —	$ —	$—	$ —

(Dollars in thousands, except per share amounts)

21. SEGMENT INFORMATION

The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which established standards for reporting by public business enterprises of information about product lines, geographical areas and major customers. The method for determining what information to report is based on the way management organizes the Company for making operational decisions and assessment of financial performance. The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about sales by geographic region and by product platforms. The Company's Board of Directors reviews consolidated financial information. The Company's operations employ the same products and types of customers worldwide. The Company's product development, publishing and marketing activities are centralized in the United States under one management team, with distribution activities managed geographically. Accordingly, the Company's operations fall within one reportable segment as defined in SFAS 131.

For the years ended October 31, 2003, 2002, and 2001, the Company's net sales in domestic markets accounted for approximately 72.1%, 80.0% and 76.4%, respectively, and net sales in international markets accounted for 27.9%, 20.0% and 23.6%, respectively.

As of October 31, 2003 and 2002, the Company's net property, plant and equipment in domestic markets accounted for approximately $13,789 and $11,222, respectively, and net property, plant and equipment in international markets accounted for $8,471 and $4,097, respectively.

Information about the Company's total non-current assets in the United States and international areas as of October 31, 2003 and 2002 is presented below:

	2003	2002
Total non-current assets:		
United States	$118,523	$ 98,849
International		
United Kingdom	25,739	20,505
All other Europe	19,275	17,685
Other	30,359	26,036
	$193,896	$163,075

Information about the Company's net sales in the United States and international areas for the years ended October 31, 2003, 2002 and 2001 is presented below (net sales are attributed to geographic areas based on product destination):

	2003	2002	2001
		(Restated)	(Restated)
Net sales:			
United States	$ 667,580	$606,467	$324,750
Canada	77,360	28,965	20,080
International			
United Kingdom	88,381	47,021	32,227
All other Europe	175,717	98,490	61,187
Asia Pacific	22,885	12,593	12,478
Other	1,770	1,140	674
	$1,033,693	$794,676	$451,396

Information about the Company's net sales by product platforms for the years ended October 31, 2003, 2002 and 2001 is presented below:

	2003	2002	2001
		(Restated)	(Restated)
Platforms:			
Sony PlayStation 2	$ 591,205	$473,214	$130,691
Sony PlayStation	58,334	58,718	75,084
Microsoft Xbox	84,112	54,144	2,428
PC	147,275	102,734	103,849
Nintendo Game Boy Color, Game Boy Advance and 64	48,547	20,348	37,595
Nintendo GameCube	29,085	17,761	—
Sega Dreamcast	109	1,602	11,347
Accessories	20,165	31,734	31,536
Hardware	54,861	34,421	58,866
	$1,033,693	$794,676	$451,396

22. NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE PER SHARE

The following table provides a reconciliation of basic earnings (loss) per share to diluted earnings per share for the years ended October 31, 2003, 2002, and 2001.

	Income (loss) before cumulative effect of change in accounting principle	Shares (in thousands)	Per Share Amount
Year Ended October 31, 2003			
Basic	$98,118	41,965	$2.34
Effect of dilutive securities—Stock options, restricted stock and warrants	—	1,332	
Diluted	$98,118	43,297	$2.27
Year Ended October 31, 2002 (Restated)			
Basic	$71,563	38,030	$1.88
Effect of dilutive securities—Stock options and warrants	—	1,540	
Diluted	$71,563	39,570	$1.81
Year Ended October 31, 2001 (Restated)			
Basic and Diluted	$(1,674)	33,961	$(0.05)

The computation for the diluted number of shares excludes those unexercised stock options and warrants which are antidilutive. The number of such shares was 1,000,000, 143,000 and 222,000 for the years ended October 31, 2003, 2002 and 2001, respectively.

23. SUBSEQUENT EVENT

In December 2003, the Company acquired all of the outstanding capital stock and paid certain liabilities of TDK Mediactive (TDK). The purchase price of approximately $14,276 consisted of $17,116 in cash and issuance of 163,641 restricted shares of the Company's common stock (valued at $5,160), reduced by approximately $8,000 due to TDK under a distribution agreement. The Company is in the process of completing the purchase price allocation. TDK's results will be included in the Company's operating results beginning in the first quarter of fiscal 2004.

In September 2003, the Company and TDK entered into an agreement providing the Company with the exclusive North American distribution rights for certain TDK titles, including *The Haunted Mansion*, *Star Trek: Shattered Universe* and *Corvette*. During the three months ended October 31, 2003, the Company recorded $9,225 of net sales related to this agreement. At October 31, 2003, the Company owed $5,945 to TDK for purchases made under the agreement, which was included in accounts payable, and remaining guarantee payments of $3,491 under the contract.

Report of Independent Auditors

To the Board of Directors and
Shareholders of Take-Two Interactive Software, Inc.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Take-Two Interactive Software, Inc. and its subsidiaries ("the Company") at October 31, 2003 and October 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to Consolidated Financial Statements, the Company has restated its financial statements for the years ended October 31, 2002 and 2001.

As discussed in Note 3, effective November 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Accordingly, the Company discontinued the amortization of goodwill as of that date. Also, as discussed in Note 3, effective November 1, 2000, the Company changed its method of accounting for revenue recognition to conform to the requirements of SEC Staff Bulletin No. 101, "Revenue Recognition."

PricewaterhouseCoopers LLP

New York, New York
February 12, 2004

Corporate Information

CORPORATE OFFICES

Corporate Headquarters

Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012
(646) 536-2842

Take-Two Interactive
Software Europe, Ltd.
Saxon House
2-4 Victoria Street
Windsor, Berkshire
SL4 1EN England

Principal Operating Offices

Rockstar Games, Inc.
622 Broadway
New York, NY 10012

Gathering, Inc.
622 Broadway
New York, NY 10012

Jack of All Games, Inc.
8800 Global Way
West Chester, OH 45069

Global Star Software, Inc.
622 Broadway
New York, NY 10012

OFFICERS AND DIRECTORS

Officers

Richard W. Roedel
Chairman of the Board, Director
and Interim Chief Executive Officer

Paul Eibeler
President and Director

Gary Lewis
Global Chief Operating Officer

Karl H. Winters
Chief Financial Officer

Directors

Todd Emmel
Director, Structured Products
John Hancock Financial Services

Robert Flug
President
S.L. Danielle

Oliver R. Grace, Jr.
General Partner
Anglo American Security Fund, L.P.

Mark Lewis
Director
Muse Communications Corp.

Steven Tisch
Partner
Escape Artists

CORPORATE INFORMATION

Stockholder Information

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge upon written request to Investor Relations at the Corporate Headquarters.

Legal Counsel

Blank Rome LLP
405 Lexington Avenue
New York, NY 10174

Independent Auditors

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York, NY 10019

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Common Stock Information

The Company's common stock is listed on the Nasdaq National Market® under the symbol TTWO.

Common Stock Price Range

Fiscal Year Ended October 31, 2002	High	Low
First Quarter	$19.50	$ 9.30
Second Quarter	26.90	14.00
Third Quarter	27.05	16.09
Fourth Quarter	30.78	19.36

Fiscal Year Ended October 31, 2003		
First Quarter	$31.48	$19.83
Second Quarter	24.19	18.30
Third Quarter	31.40	21.66
Fourth Quarter	41.67	24.35

Fiscal Year Ending October 31, 2004		
First Quarter	$40.91	$27.42
Second Quarter	37.50	26.90

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Take-Two Interactive Software, Inc.
www.take2games.com